UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 12, 2023

ARES ACQUISITION CORPORATION

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-39972	98-1538872
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

245 Park Avenue, 44th Floor New York, New York 10167
(Address of Principal Executive Offices) (Zip Code)

(310) 201-4100

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value per share, and one-fifth of one redeemable warrant	AAC.U	New York Stock Exchange
Class A Ordinary Shares included as part of the units	AAC	New York Stock Exchange
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	AAC WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Second Amendment to Business Combination Agreement

On September 12, 2023, Ares Acquisition Corporation, a Cayman Islands exempted company (which intends to domesticate as a Delaware corporation prior to the closing of the Business Combination) (“AAC”), and X-Energy Reactor Company, LLC, a Delaware limited liability company (“X-energy”), entered into the Second Amendment to Business Combination Agreement (the “Second Amendment”), which amends the previously announced Business Combination Agreement, dated as of December 5, 2022 (as amended by the First Amendment to Business Combination Agreement, dated as of June 11, 2023, and the Second Amendment, the “Business Combination Agreement”), by and among AAC, X-energy and, solely for purposes of Section 1.01(f), Section 6.25 and Article IX of the Business Combination Agreement, certain other parties thereto. The transactions contemplated by the Business Combination Agreement are referred to as the “Business Combination.” Capitalized terms used but not otherwise defined in this Current Report on Form 8-K have the meanings given to them in the Business Combination Agreement.

Pursuant to the Second Amendment, AAC and X-energy have agreed to, among other things, amend the definition of “Base Purchase Price” to decrease the pre-transaction equity value given to X-energy from $1,800,000,000 to $1,050,000,000.

The foregoing description of the Second Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Second Amendment, a copy of which is included as Exhibit 2.1 to, and the terms of which are incorporated by reference in, this Current Report on Form 8-K.

Preferred Stock PIPE Financing

Concurrently with the execution of the Second Amendment, AAC entered into a subscription agreement (the “Preferred Stock Subscription Agreement”) with AAC Holdings II LP (“AAC Holdings II”), a Delaware limited liability company that is affiliated with AAC’s sponsor, Ares Acquisition Holdings LP, a Cayman Islands exempted limited partnership. Pursuant to the Preferred Stock Subscription Agreement, AAC Holdings II agreed to subscribe for and purchase, and AAC agreed to issue and sell to AAC Holdings II, on the Closing Date, an aggregate of 50,000 shares of Series A Convertible Preferred Stock (the “Series A Convertible Preferred Stock”) for an aggregate purchase price of $50,000,000 (the “Preferred Stock PIPE Financing”).

The closing of the Preferred Stock PIPE Financing is contingent upon, among other things, all conditions precedent to the closing of the transactions contemplated by the Preferred Stock Subscription Agreement having been satisfied or waived, and the closing of the Business Combination occurring substantially concurrently with the closing of the transactions contemplated by the Preferred Stock Subscription Agreement. The Preferred Stock Subscription Agreement provides that AAC will grant AAC Holdings II in the Preferred Stock PIPE Financing certain customary registration rights.

The foregoing description of the Preferred Stock Subscription Agreement and the Preferred Stock PIPE Financing is subject to and qualified in its entirety by reference to the full text of the Preferred Stock Subscription Agreement, a copy of which is attached as Exhibit 10.1 to, and the terms of which are incorporated by reference in, this Current Report on Form 8-K.

Letter Agreement

On September 12, 2023, in connection with the Preferred Stock PIPE Financing, AAC entered into a letter agreement (the “Letter Agreement”) with X-energy and Ghaffarian Enterprises, LLC (the “Guarantor”), pursuant to which the Guarantor agreed, in connection with the consummation of the Business Combination, to contribute or cause to be contributed to X-energy an amount in cash (the “Contribution Amount”), which is currently anticipated to be approximately $30,000,000. X-energy intends to use the Contribution Amount, along with cash on the balance sheet, to repay certain loans, accrued and unpaid interest and related fees pursuant to that certain credit agreement, dated July 28, 2020, as amended and restated, between X-Energy LLC, a wholly-owned subsidiary of X-energy, and Pershing LLC, an affiliate of Bank of New York Mellon. As consideration for such contribution, the Guarantor or its designees will be entitled to receive a number of shares of Series A Convertible Preferred Stock determined by dividing (x) the Contribution Amount, by (y) $1,000 per share, subject to the terms of the Letter Agreement.

The foregoing description of the Letter Agreement is subject to and qualified in its entirety by reference to the full text of the Letter Agreement, a copy of which is attached as Exhibit 10.2 to, and the terms of which are incorporated by reference in, this Current Report on Form 8-K.

Item 3.02.	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the issuance of shares of Series A Convertible Preferred Stock in the Preferred Stock PIPE Financing, and pursuant to the Letter Agreement, will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering.

Item 7.01.	Regulation FD Disclosure.

On September 13, 2023, AAC and X-energy issued a joint press release announcing their entry into the Second Amendment and AAC’s entry into the Preferred Stock Subscription Agreement and the Letter Agreement in connection with the Preferred Stock PIPE Financing. The press release is furnished as Exhibit 99.1 and incorporated by reference into this Item 7.01.

Furnished herewith as Exhibit 99.2 hereto and incorporated by reference herein is the investor presentation dated September 13, 2023 (the “Investor Presentation”), which will be used by AAC, from time to time, with respect to the previously announced Business Combination involving AAC and X-energy. The information contained in the Investor Presentation is illustrative summary information that should be considered in the context of AAC’s filings with the U.S. Securities and Exchange Commission (the “SEC”) and other public announcements that AAC may make by press release or otherwise from time to time.

The information referenced under Item 7.01 (including Exhibits 99.1 and 99.2 referenced in Item 9.01 below) of this Current Report on Form 8-K is being “furnished” under “Item 7.01. Regulation FD Disclosure” and, as such, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section. The information set forth in this Current Report on Form 8-K (including Exhibits 99.1 and 99.2 referenced in Item 9.01 below) shall not be incorporated by reference into any registration statement, report or other document filed by the Company pursuant to the Securities Act, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Additional Information and Where to Find It

In connection with the Business Combination, AAC filed a registration statement on Form S-4 on January 25, 2023, (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 thereto, filed on March 24, 2023, June 12, 2023, July 3, 2023 and July 25, 2023, respectively, the “Registration Statement”) with the SEC, which includes a preliminary proxy statement/prospectus to be distributed to holders of AAC’s ordinary shares in connection with AAC’s solicitation of proxies for the vote by AAC’s shareholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of securities to be issued to X-energy equity holders in connection with the Business Combination. After the Registration Statement has been declared effective, AAC will mail a copy of the definitive proxy statement/prospectus, when available, to its shareholders. The Registration Statement includes information regarding the persons who may, under the SEC rules, be deemed participants in the solicitation of proxies to AAC’s shareholders in connection with the Business Combination. AAC has filed and will file other documents regarding the Business Combination with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF AAC AND X-ENERGY ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by AAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by AAC may be obtained free of charge from AAC’s website at www.aresacquisitioncorporation.com or by written request to AAC at Ares Acquisition Corporation, 245 Park Avenue, 44th Floor, New York, NY 10167.

Forward-Looking Statements

This Current Report contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination and the Preferred Stock PIPE Financing, including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination and the Preferred Stock PIPE Financing, the markets in which X-energy operates and X-energy’s projected future results. X-energy’s actual results may differ from its expectations, estimates and projections (which, in part, are based on certain assumptions) and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Although these forward-looking statements are based on assumptions that X-energy and AAC believe are reasonable, these assumptions may be incorrect. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination; (2) the inability to complete any proposed business combination or related transactions, including the Preferred Stock PIPE Financing; (3) the inability to raise sufficient capital to fund our business plan, including limitations on the amount of capital raised in any proposed business combination as a result of redemptions or otherwise; (4) the failure to obtain additional funding from the U.S. government or our ARDP partner for the ARDP; (5) unexpected increased project costs, increasing as a result of macroeconomic factors, such as inflation and rising interest rates; (6) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any business combination; (7) the risk that any proposed business combination disrupts current plans and operations; (8) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (9) costs related to the proposed business combination and the Preferred Stock PIPE Financing; (10) changes in the applicable laws or regulations; (11) the possibility that X-energy may be adversely affected by other economic, business, and/or competitive factors; (12) the persistent impact of the global COVID-19 pandemic; (13) economic uncertainty caused by the impacts of the conflict in Russia and Ukraine and rising levels of inflation and interest rates; (14) the ability of X-energy to obtain regulatory approvals necessary for it to deploy its small modular reactors in the United States and abroad; (15) whether government funding for high assay low enriched uranium for government or commercial uses will result in adequate supply on anticipated timelines to support X-energy’s business; (16) the impact and potential extended duration of the current supply/demand imbalance in the market for low enriched uranium; (17) X-energy’s business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto; (18) X-energy’s limited operating history makes it difficult to evaluate its future prospects and the risks and challenges it may encounter; and (19) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by X-energy, AAC or X-energy, Inc. with the SEC.

The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, the Registration Statement and the proxy statement/prospectus related to the transaction, and other documents filed (or to be filed) by AAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the conflict between Russia and Ukraine, rising levels of inflation and interest rates and the COVID-19 pandemic, which have caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made.

Investors are cautioned not to put undue reliance on forward-looking statements, and X-energy and AAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. Neither X-energy nor AAC gives any assurance that either X-energy or AAC, respectively, will achieve its expectations.

No Offer or Solicitation

This Current Report is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

AAC and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from AAC’s shareholders, in favor of the approval of the proposed transaction. For information regarding AAC’s directors and executive officers, please see AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, and the other documents filed (or to be filed) by AAC from time to time with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Business Combination may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1	Second Amendment to Business Combination Agreement, dated as of September 12, 2023, by and between Ares Acquisition Corporation and X-Energy Reactor Company, LLC.

10.1	Preferred Stock Subscription Agreement, dated as of September 12, 2023, by and between Ares Acquisition Corporation and AAC Holdings II LP.

10.2	Letter Agreement, dated as of September 12, 2023, by and among Ares Acquisition Corporation, X-Energy Reactor Company, LLC and Ghaffarian Enterprises, LLC.

99.1	Press Release, dated as of September 13, 2023.

99.2	Investor Presentation, dated as of September 13, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARES ACQUISITION CORPORATION
Dated: September 13, 2023

	By:	/s/ David B. Kaplan
	Name:	David B. Kaplan
	Title:	Chief Executive Officer and Co-Chairman

Exhibit 2.1

SECOND AMENDMENT TO BUSINESS COMBINATION AGREEMENT

This SECOND AMENDMENT (this “Amendment”), dated as of September 12, 2023 to the Business Combination Agreement, dated as of December 5, 2022 (as amended by the First Amendment to Business Combination Agreement, dated as of June 11, 2023, the “Agreement”), by and among Ares Acquisition Corporation, a Cayman Islands exempted company (the “Purchaser”), X-Energy Reactor Company, LLC, a Delaware limited liability company (the “Company”), and, solely for purposes of Section 1.01(f), Section 6.25 and Article IX of the Agreement, each of The Kamal S. Ghaffarian Revocable Trust, IBX Company Opportunity Fund 1, LP, a Delaware limited partnership, IBX Company Opportunity Fund 2, LP, a Delaware limited partnership, IBX Opportunity GP, Inc., a Delaware corporation, GM Enterprises LLC, a Delaware limited liability company, and X-Energy Management, LLC, a Delaware limited liability company (collectively, the “Additional Parties”), is entered into by and between the Purchaser and the Company. The Purchaser and the Company are sometimes referred to individually as a “Party” and collectively as the “Parties.” Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Agreement.

RECITALS:

WHEREAS, the Purchaser, the Company and the Additional Parties entered into the Agreement on December 5, 2022;

WHEREAS, the Purchaser and the Company entered into the First Amendment to Business Combination Agreement on June 11, 2023, which amended certain terms of the Agreement;

WHEREAS, Section 9.10 of the Agreement provides that the Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the Purchaser (which in the case of the Purchaser, shall require the approval of the Special Committee), the Company and, solely with respect to any amendment, supplement or modification of Section 1.01(f) of the Agreement or any provision of Article IX of the Agreement, the Additional Parties;

WHEREAS, the Parties wish to make certain amendments to the Agreement, which do not amend, supplement or modify Section 1.01(f) or Article IX of the Agreement, as set forth in this Amendment;

WHEREAS, the board of directors of the Purchaser and the Special Committee have: (a) determined that it is advisable and in the best interests of the Purchaser and the Purchaser Shareholders for the Purchaser to enter into this Amendment; (b) authorized and approved the execution and delivery of this Amendment and the transactions contemplated by this Amendment on the terms and subject to the conditions of this Amendment and (c) reaffirmed their respective recommendations of the approval of the Agreement, as amended by this Amendment, and the transactions contemplated by the Agreement to the shareholders of the Purchaser;

WHEREAS, the board of directors of the Company has: (a) determined that it is advisable and in the best interests of the Company and the members of the Company to enter into this Amendment and (b) authorized and approved the execution and delivery of this Amendment and the transactions contemplated by this Amendment on the terms and subject to the conditions of this Amendment; and

WHEREAS, concurrently with the execution of this Amendment, the Company has delivered to Purchaser the irrevocable affirmative written consent of the Requisite Members, in the form attached as Exhibit A, adopting and approving this Amendment pursuant to the terms and in accordance with and satisfaction of the conditions of the Company’s Organizational Documents and applicable Law.

NOW THEREFORE, the Parties agree as follows:

Section 1.1 Definitions. Except as otherwise indicated, capitalized terms used but not defined in this Amendment have the meanings given to them in the Agreement.

Section 1.2 Amendments.

(a) The defined term “Ares Commitment Letter” in Article X of the Agreement is amended and restated in its entirety to read as follows:

“Ares Commitment Letter” means the letter dated December 5, 2022, among AAC Holdings II LP, the Purchaser and the Company, as amended on June 11, 2023, and as may be further amended or supplemented from time to time, or superseded by definitive documentation among AAC Holdings II LP, a Delaware limited partnership, the Purchaser and the Company, including any Alternative Securities Subscription Agreement (as defined in such December 5, 2022 letter).

(b) The defined term “Base Purchase Price” in Article X of the Agreement is amended and restated in its entirety to read as follows:

“Base Purchase Price” means an amount equal to $1,050,000,000.

Section 1.3 No Other Amendments. All other provisions of the Agreement shall, subject to the amendments expressly set forth in Section 1.2 of this Amendment, continue unmodified, in full force and effect and constitute legal and binding obligations of the Parties in accordance with their terms. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Agreement or any of the documents referred to in the Agreement. This Amendment forms an integral and inseparable part of the Agreement.

Section 1.4 References. Each reference to “this Agreement,” “hereof,” “herein,” “hereunder,” “hereby” and each other similar reference contained in the Agreement shall, effective from the date of this Amendment, refer to the Agreement as amended by this Amendment. Notwithstanding the foregoing, references to the date of the Agreement and references in the Agreement, as amended by this Amendment, to “Signing Date,” “the date hereof,” “the date of this Agreement” and other similar references shall in all instances continue to refer to December 5, 2022, and references to the date of this Amendment and “as of the date of this Amendment” shall refer to September 12, 2023.

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Section 1.5 Effect of Amendment. This Amendment shall form a part of the Agreement for all purposes, and each Party and the Additional Parties shall be bound by this Amendment. This Amendment shall be deemed to be in full force and effect from and after the execution of this Amendment by the Parties.

Section 1.6 Incorporation by Reference. Each of the provisions of Section 9.02 (Notices), Section 9.03 (Binding Effect; Assignment), Section 9.04 (Third Parties), Section 9.05 (Governing Law), Section 9.06 (Jurisdiction), Section 9.07 (WAIVER OF JURY TRIAL), Section 9.08 (Specific Performance), Section 9.09 (Severability), Section 9.10 (Amendment; Waiver), Section 9.12 (Interpretation), Section 9.13 (Counterparts), Section 9.15 (Waiver of Claims Against Trust) and Section 9.16 (Non-Recourse) of the Agreement are incorporated by reference into this Amendment and shall apply mutatis mutandis to this Amendment.

Section 1.7 Further Assurances. The Parties shall further cooperate with each other and use their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Amendment and applicable Laws to consummate the Transactions as soon as reasonably practicable.

[Remainder of Page Left Intentionally Blank; Signature Page Follows]

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IN WITNESS WHEREOF, each of the undersigned has executed this Amendment as of the date first written above.

PURCHASER:

ARES ACQUISITION CORPORATION

By:	/s/ David B. Kaplan
Name: David B. Kaplan
Its: Chief Executive Officer

[Signature Page to Second Amendment to the Business Combination Agreement]

COMPANY:

X-ENERGY REACTOR COMPANY, LLC

By:	/s/ J. Clay Sell
Name: J. Clay Sell
Its: Chief Executive Officer

[Signature Page to Second Amendment to the Business Combination Agreement]

Exhibit 10.1

EXECUTION VERSION

PREFERRED STOCK SUBSCRIPTION AGREEMENT

September 12, 2023

Ares Acquisition Corporation

245 Park Avenue, 44th Floor

New York, NY 10167

Ladies and Gentlemen:

This Subscription Agreement (this “Subscription Agreement”) is being entered into as of the date set forth on the signature page to this Subscription Agreement, by and between Ares Acquisition Corporation, a Cayman Islands exempted company, which shall be domesticated as a Delaware corporation prior to the closing of the Transaction (as defined in this Subscription Agreement) (together with any successor thereto, including after the Domestication (as defined in this Subscription Agreement), “SPAC”), and AAC Holdings II LP, a Delaware limited partnership (the “Investor”), in connection with the Business Combination Agreement, dated as of December 5, 2022 (as amended by the First Amendment to the Business Combination Agreement, dated as of June 11, 2023, and as may be further amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among SPAC, X-Energy Reactor Company, LLC, a Delaware limited liability company (the “X-energy”), and the other parties thereto. Pursuant to and on the terms and subject to the conditions set forth in the Business Combination Agreement, among other things, the combined company will be organized in an umbrella partnership C corporation structure, in which substantially all of the assets and the business of the combined company will be held by X-energy (the transactions contemplated by the Business Combination Agreement, the “Transaction”). In connection with the Transaction and following the Domestication, but prior to the closing of the Transaction, SPAC is seeking commitments from interested investors to purchase shares of SPAC’s Series A Convertible Preferred Stock, par value $0.0001 per share (the “Preferred Stock”) (after giving effect to the Domestication) and convertible into shares of SPAC’s common stock, par value $0.0001 per share (collectively the “Underlying Common Shares” and, together with the shares of Preferred Stock, the “Securities”), in a private placement for a purchase price of $1,000.00 per share (the “Per Share Purchase Price”). Capitalized terms used and not otherwise defined in this Subscription Agreement have the meanings given to them in the Business Combination Agreement and Annex A to this Subscription Agreement, as applicable.

Prior to the closing of the Transaction (and as more fully described in the Business Combination Agreement), SPAC will domesticate as a Delaware corporation in accordance with Section 388 of the General Corporation Law of the State of Delaware and de-register as a Cayman Islands exempted company in accordance with Section 206 of the Companies Act (As Revised) of the Cayman Islands (the “Domestication”). The aggregate purchase price to be paid by the Investor for the subscribed Shares (as set forth on the signature page to this Subscription Agreement) is referred to in this Subscription Agreement as the “Subscription Amount.”

In consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth in this Subscription Agreement, and intending to be legally bound under this Subscription Agreement, each of the Investor and SPAC acknowledges and agrees as follows:

1. Subscription.

a. The Investor irrevocably subscribes for and agrees to purchase from SPAC the number of shares of Preferred Stock set forth on the signature page of this Subscription Agreement (the “Shares”) on the terms and subject to the conditions provided for in this Subscription Agreement. The

Confidential

Investor acknowledges and agrees that SPAC reserves the right to accept or reject the Investor’s subscription for the Shares for any reason or for no reason, in whole or in part, at any time prior to its acceptance. The Investor’s subscriptions shall be deemed to be accepted by SPAC only when this Subscription Agreement is signed by a duly authorized person by or on behalf of SPAC. SPAC may do so in counterpart form. Investor acknowledges and agrees that, as a result of the Domestication, the Shares that will be purchased by the Investor and issued by SPAC pursuant to this Subscription Agreement shall be shares of convertible preferred stock in a Delaware corporation (and not, for the avoidance of doubt, convertible preferred shares in a Cayman Islands exempted company).

2. Closing. The closing of the sale of the Shares contemplated under this Subscription Agreement (the “Closing”) is contingent upon the substantially concurrent consummation of the Transaction. The Closing shall occur on the date of, and substantially concurrently with and conditioned upon the effectiveness of, the Transaction. Upon (a) satisfaction or waiver of the conditions set forth in this Section 2 and in Section 3 below and (b) delivery of written notice from (or on behalf of) SPAC to the Investor (the “Closing Notice”), that SPAC reasonably expects all conditions to the closing of the Transaction to be satisfied or waived on a date that is not less than five business days from the date on which the Closing Notice is delivered to the Investor, the Investor shall deliver to SPAC at least three business days prior to the closing date specified in the Closing Notice (the “Closing Date”): (i) the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account(s) specified by SPAC in the Closing Notice; and (ii) any other information that is reasonably requested by SPAC in order to issue the Investor’s Shares. Without limiting the generality of the foregoing, such information shall include the legal name of the person in whose name such Shares are to be issued and a duly executed Internal Revenue Service Form W-9 or Form W-8, as applicable. Subject to the Investor’s compliance with such requirements, on the Closing Date, SPAC shall deliver to Investor the shares of Preferred Stock, free and clear of any liens, encumbrances or other restrictions (other than those arising under this Subscription Agreement or applicable securities laws), in the name of the Investor on SPAC’s share register. If the Closing does not occur within ten business days following the Closing Date specified in the Closing Notice, SPAC shall promptly (but not later than one business day) return the Subscription Amount in full to the Investor. For purposes of this Subscription Agreement, “business day” shall mean a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

3. Closing Conditions.

a. The parties’ obligation to consummate the purchase and sale of the Shares pursuant to this Subscription Agreement is subject to the following conditions:

(i) no suspension of the offering or sale of SPAC’s common stock, par value $0.0001 per share (the “Class A Common Stock”), after giving effect to the Domestication, shall have been initiated or, to SPAC’s knowledge, threatened by the U.S. Securities and Exchange Commission (the “SEC”);

(ii) no applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the consummation of the transactions contemplated under this Subscription Agreement illegal or otherwise restraining or prohibiting consummation of the transactions contemplated under this Subscription Agreement; and

(iii) all conditions precedent to the closing of the Transaction contained in the Business Combination Agreement shall have been satisfied (as determined by the parties

Confidential

to the Business Combination Agreement and other than those conditions under the Business Combination Agreement which, by their nature, are to be fulfilled at the closing of the Transaction, including to the extent that any such condition is dependent upon the consummation of the purchase and sale of the Shares pursuant to this Subscription Agreement) or waived and the closing of the Transaction shall be scheduled to occur concurrently with or on the same date as the Closing Date.

b. SPAC’s obligation to consummate the issuance and sale of the Shares pursuant to this Subscription Agreement shall be subject to the following conditions:

(i) all representations and warranties of the Investor contained in this Subscription Agreement are true and correct in all material respects on the Closing Date;

(ii) consummation of the Closing shall constitute a reaffirmation by the Investor of each of the representations and warranties of the Investor contained in this Subscription Agreement as of the Closing Date; and

(iii) all obligations, covenants and agreements of the Investor required to be performed by it at or prior to the Closing Date shall have been performed in all material respects.

c. The Investor’s obligation to consummate the purchase of the Shares pursuant to this Subscription Agreement shall be subject to the following conditions:

(i) all representations and warranties of SPAC contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined in this Subscription Agreement), which representations and warranties shall be true in all respects) on the Closing Date;

(ii) consummation of the Closing shall constitute a reaffirmation by SPAC of each of the representations and warranties of SPAC contained in this Subscription Agreement on the Closing Date;

(iii) all obligations, covenants and agreements of SPAC required by this Subscription Agreement to be performed by it at or prior to the Closing Date shall have been performed in all material respects;

(iv) SPAC shall have adopted and filed the certificate of designation (the “Certificate of Designation”) governing the Preferred Stock, and on the terms set forth on Annex A, with the Secretary of State of the Delaware on the Closing Date; and

(v) the Class A Common Stock of SPAC, after giving effect to the Domestication, shall be conditionally approved for listing upon the Closing on the NYSE, subject only to official notice of issuance thereof, and, to the knowledge of SPAC, the Company will meet all applicable NYSE listing standards relating thereto immediately following Closing.

4. Further Assurances. At or prior to the Closing Date, the parties shall execute and deliver, or cause to be executed and delivered, such additional documents and take such additional actions as the

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parties reasonably may deem to be practical and necessary in order to consummate the subscription as contemplated by this Subscription Agreement.

5. SPAC Representations and Warranties. SPAC represents and warrants to the Investor that:

a. SPAC is an exempted company, duly organized, validly existing and in good standing under the laws of the Cayman Islands. SPAC has all (corporate or otherwise) power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement. As of the Closing Date, following the Domestication, SPAC will be duly incorporated, validly existing as a corporation and in good standing under the laws of the State of Delaware.

b. As of the Closing Date, the Shares will be duly authorized and, when issued and delivered to the Investor against full payment therefor in accordance with the terms of this Subscription Agreement, the Shares: (i) will be validly issued, fully paid and non-assessable; and (ii) will not have been issued in violation of or subject to any preemptive or similar rights created under SPAC’s certificate of incorporation (as adopted on the Closing Date) or under the General Corporation Law of the State of Delaware.

c. The Underlying Common Shares have been duly authorized and, when converted from the Shares in accordance with the terms of the organizational documents of SPAC, will be validly issued, fully paid, and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under SPAC’s organizational documents (including the Certificate of Designation) or applicable law or any other agreement or contract.

d. This Subscription Agreement has been duly authorized, executed and delivered by SPAC. Assuming that this Subscription Agreement constitutes the valid and binding agreement of the Investor, this Subscription Agreement is enforceable against SPAC in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.

e. The issuance and sale of the Shares and the compliance by SPAC with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated in this Subscription Agreement will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of SPAC or any of its subsidiaries pursuant to the terms of: (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which SPAC or any of its subsidiaries is a party or by which SPAC or any of its subsidiaries is bound or to which any of the property or assets of SPAC is subject that would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of SPAC and its subsidiaries, taken as a whole (a “Material Adverse Effect”) or materially affect the validity of the Shares or the legal authority of SPAC to timely comply in all material respects with the terms of this Subscription Agreement; (ii) result in any violation of the provisions of the organizational documents of SPAC after giving effect to the Domestication; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over SPAC or any of its properties that would reasonably be expected to have a Material Adverse Effect or materially affect the validity of the Shares or the legal authority of SPAC to comply in all material respects with this Subscription Agreement.

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f. As of their respective dates, all reports (the “SEC Reports”) required to be filed by SPAC with the SEC complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC promulgated thereunder. When filed, none of the SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

g. Assuming the accuracy of the Investor’s representations and warranties set forth in Section 6, no registration under the Securities Act is required for the offer and sale of the Shares by SPAC to the Investor. The Shares: (i) were not offered by any form of general solicitation or general advertising, including methods described in Section 502(c) of Regulation D under the Securities Act; and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

h. As of the date of this Subscription Agreement, the issued and outstanding Class A ordinary shares, par value $0.0001 per share, of SPAC (the “Common Shares”) are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the New York Stock Exchange (the “NYSE”) under the symbol “AAC” (it being understood that the trading symbol will be changed in connection with the Transaction). Except as disclosed in SPAC’s filings with the SEC, as of the date of this Subscription Agreement, there is no suit, action, proceeding or investigation pending or, to the knowledge of SPAC, threatened against SPAC by NYSE or the SEC, respectively, to prohibit or terminate the listing of SPAC’s Common Shares or, when issued, the shares of Class A Common Stock (after giving effect to the Domestication) on the NYSE or to deregister the Common Shares under the Exchange Act or, when registered and issued in connection with the Domestication, the shares of Class A Common Stock under the Exchange Act. SPAC has taken no action that is designed to, or would reasonably be expected to result in, termination of the registration of the Common Shares under the Exchange Act, other than in connection with the Domestication and subsequent registration under the Exchange Act of the shares of Class A Common Stock.

i. Other than the Placement Agents, SPAC has not engaged any broker, finder, commission agent, placement agent or arranger in connection with the sale of the Shares, and SPAC is not under any obligation to pay any broker’s fees or commission in connection with the sale of the Shares other than to the Placement Agents.

6. Investor Representations and Warranties. The Investor represents and warrants to SPAC that:

a. The Investor (i) is validly existing and in good standing under the laws of its jurisdiction of formation or incorporation and (ii) has the requisite power and authority to enter into and perform its obligations under this Subscription Agreement.

b. This Subscription Agreement has been duly authorized, executed and delivered by the Investor, and assuming the due authorization, execution and delivery of the same by SPAC, this Subscription Agreement shall constitute the valid and legally binding obligation of the Investor, enforceable against the Investor in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

c. The execution, delivery and performance of this Subscription Agreement, the purchase of the Shares, the compliance by the Investor with all of the provisions of this Subscription

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Agreement and the consummation of the transactions contemplated in this Subscription Agreement will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Investor pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Investor is a party or by which the Investor is bound or to which any of the property or assets of the Investor is subject; (ii) the organizational documents of the Investor; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Investor or any of its properties that in the case of clauses (i) and (iii), would reasonably be expected to have a material adverse effect on the Investor’s ability to consummate the transactions contemplated in this Subscription Agreement, including the purchase of the Shares.

d. The Investor, or each of the funds managed by or affiliated with the Investor for which the Investor is acting as nominee, as applicable, is: (i) a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act), or an institutional “accredited investor” (within the meaning of Rule 501(a) (1), (2), (3) or (7) under the Securities Act), in each case, satisfying the applicable requirements set forth on Schedule A; (ii) acquiring the Shares only for his, her or its own account and not for the account of others, or if the Investor is subscribing for the Shares as a fiduciary or agent for one or more investor accounts, the Investor has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations, warranties and agreements in this Subscription Agreement on behalf of each owner of each such account; and (iii) not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information set forth on Schedule A). The Investor is not an entity formed for the specific purpose of acquiring the Shares. The Investor understands that the offering meets the exemptions from filing under FINRA Rule 5123(b)(1)(C) or (J). The Investor has completed Schedule A following the signature page hereto and the information contained therein is accurate and complete.

e. The Investor, or each of the funds managed by or affiliated with the Investor for which the Investor is acting as nominee, as applicable: (i) is an institutional account as defined in FINRA Rule 4512(c); (ii) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities; and (iii) has exercised independent judgment in evaluating our participation in the purchase of the Shares. Accordingly, we understand that the offering meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

f. The Investor acknowledges and agrees that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Securities have not been registered under the Securities Act and that SPAC is not required to register the Securities except as set forth in Section 8 of this Subscription Agreement. The Investor acknowledges and agrees that the Securities may not be offered, resold, transferred, pledged or otherwise disposed of by the Investor absent an effective registration statement under the Securities Act except: (i) to SPAC or a subsidiary thereof; (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act; or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act. With respect to any transactions falling within clauses (i) and (iii) of the preceding sentence, any such transaction must also be in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and any book entry records or certificates representing the Securities shall contain a restrictive legend to such effect. The Investor acknowledges and agrees that: (i) the Securities will be subject to transfer restrictions; (ii) as a result of these transfer restrictions, the Investor may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Securities; and (iii) as a consequence, Investor may be required to bear the financial risk of

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an investment in the Securities for an indefinite period of time. The Investor acknowledges and agrees that the Shares delivered at Closing will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act until at least one year from the date that SPAC files a Current Report on Form 8-K following the Closing Date that includes the “Form 10” information required under applicable SEC rules and regulations. The Investor shall not engage in hedging transactions with regard to the Securities unless in compliance with the Securities Act. The Investor acknowledges and agrees that it has been advised to consult legal counsel and tax and accounting advisors prior to making any offer, resale, transfer, pledge or disposition of any of the Securities.

g. The Investor acknowledges and agrees that the Investor is purchasing the Securities directly from SPAC. The Investor further acknowledges that there have been no representations, warranties, covenants and agreements made to the Investor by or on behalf of SPAC, X-energy, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing or any other person or entity, expressly or by implication. Investor explicitly disclaims reliance on any of the foregoing other than those representations, warranties, covenants and agreements of SPAC expressly set forth in Section 5 of this Subscription Agreement.

h. The Investor’s acquisition and holding of the Securities will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.

i. The Investor acknowledges and agrees that the Investor has received, reviewed and understood such financials and other information as the Investor deems necessary in order to make an investment decision with respect to the Securities, including, with respect to SPAC, the Transaction and the business of X-energy and its subsidiaries. Without limiting the generality of the foregoing, the Investor acknowledges that he, she or it has reviewed SPAC’s SEC Reports. The Investor acknowledges and agrees that the Investor and the Investor’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as the Investor and such Investor’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Securities. The Investor has received, reviewed and understood the materials made available to it in connection with the Transaction, including the terms of the Preferred Stock attached to this Subscription Agreement as Annex A, has made its own assessment and has satisfied itself concerning the relevant tax and other economic considerations relevant to its investment in the Securities. The Investor acknowledges that as part of the Transaction, SPAC has filed a registration statement under the Securities Act, including a preliminary prospectus and proxy statement, which contains additional information about the Transaction, X-energy and SPAC. The Investor further acknowledges that the information provided to it is preliminary and subject to change, and that any changes to such information, including, without limitation, any changes based on updated information or changes in terms of the Transaction, shall in no way affect the Investor’s obligation to purchase the Securities hereunder. The Investor acknowledges that the Investor has not relied on such registration statement and preliminary prospectus in making any investment decision. The Investor acknowledges that SPAC and X-energy offered to make certain non-public information available to the Investor subject to customary trading restrictions and non-disclosure requirements.

j. The Investor acknowledges that certain information provided to it was based on forecasts, and such forecasts were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the forecasts. The Investor acknowledges that such information and forecasts were prepared without the participation of the Placement Agents and that the Placement Agents do not assume responsibility for independent verification of, or the accuracy or completeness of, such information or forecasts.

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k. The Investor became aware of this offering of the Securities solely by means of direct contact between the Investor and SPAC, X-energy or a representative of SPAC or X-energy. Investor acknowledges that the Securities were offered to the Investor solely by direct contact between the Investor and SPAC, X-energy or a representative of SPAC or X-energy. The Investor did not become aware of this offering of the Securities, nor were the Securities offered to the Investor, by any other means. The Investor acknowledges that the Securities: (i) were not offered by any form of general solicitation or general advertising; and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. The Investor acknowledges that it is not relying upon, and has not relied and disclaims reliance upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, SPAC, X-energy, the Placement Agents (as defined in this Subscription Agreement), any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the representations and warranties of SPAC contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in SPAC. Neither the Investor, nor any of its directors, officers, employees, agents, stockholders or partners has either directly or indirectly, including through a broker or finder, (i) to its knowledge, engaged in any general solicitation, or (ii) published any advertisement in connection with the offering of the Securities.

l. The Investor acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares, including those set forth in SPAC’s SEC Reports. The Investor is able to fend for itself in the transactions contemplated in this Subscription Agreement and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Securities; and has the ability to bear the economic risks of its prospective investment and can afford the complete loss of such investment. The Investor has sought such accounting, legal and tax advice as the Investor has considered necessary to make an informed investment decision. Investor acknowledges and agrees that it has made its own assessment and has satisfied itself concerning relevant tax and other economic considerations relative to its purchase of the Shares. The Investor will not look to Moelis & Company LLC, Citigroup Global Markets Inc., UBS Securities LLC or any of their respective affiliates, in their capacity as placement agents (collectively, the “Placement Agents”), for all or part of any such loss or losses the Investor may suffer. Investor represents that: (i) it is able to sustain a complete loss on its investment in the Securities; (ii) has no need for liquidity with respect to its investment in the Securities; and (iii) has no reason to anticipate any change in circumstances, financial or otherwise, which may cause or require any sale or distribution of all or any part of the Securities.

m. Alone, or together with any professional advisor(s), the Investor acknowledges that it has adequately analyzed and fully considered the risks of an investment in the Securities and determined that the Securities are a suitable investment for the Investor. Investor represents that it is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Investor’s investment in SPAC. The Investor acknowledges specifically that a possibility of total loss exists.

n. In making its decision to purchase the Shares, the Investor has relied solely upon independent investigation made by the Investor. Without limiting the generality of the foregoing, the Investor has not relied (and disclaims reliance) on any statements or other information provided by or on behalf of any Placement Agent or any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing concerning SPAC, X-energy, the Transaction, the Business Combination Agreement, this Subscription Agreement or the transactions contemplated under this Subscription Agreement or the Business Combination Agreement, the Securities or the offer and sale of the Securities.

o. The Investor acknowledges and agrees that the Placement Agents and their respective directors, officers, employees, representatives and controlling persons: (i) have not provided the

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Investor with any information or advice with respect to the Securities; (ii) have not made or make any representation, express or implied as to SPAC, X-energy, X-energy’s credit quality, the Securities or the Investor’s purchase of the Shares; (iii) have not acted as the Investor’s financial advisor or fiduciary in connection with the issue and purchase of Shares; (iv) may have acquired, or during the term of the Securities may acquire, non-public information with respect to X-energy, which, subject to the requirements of applicable law, the Investor agrees need not be provided to it; (v) may have existing or future business relationships with SPAC and X-energy (including, but not limited to, lending, depository, risk management, advisory and banking relationships); (vi) will pursue actions and take steps that it deems or they deem necessary or appropriate to protect its or their interests arising therefrom without regard to the consequences for a holder of Securities, and that certain of these actions may have material and adverse consequences for a holder of Securities.

p. The Investor acknowledges and agrees that it has not relied on the Placement Agents in connection with its determination as to the legality of its acquisition of the Shares or as to the other matters referred to in this Subscription Agreement and the Investor has not relied on any investigation that the Placement Agents, any of their affiliates or any person acting on their behalf have conducted with respect to the Securities, SPAC or X-energy. The Investor further acknowledges that it has not relied on any information contained in any research reports prepared by the Placement Agents or any of their respective affiliates.

q. The Investor acknowledges and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Securities or made any findings or determination as to the fairness of this investment.

r. The Investor, if not an individual, has been duly formed or incorporated and is validly existing and is in good standing under the laws of its jurisdiction of formation or incorporation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

s. The execution, delivery and performance by the Investor of this Subscription Agreement is within the Investor’s powers, has been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Investor is a party or by which the Investor is bound, and, if the Investor is not an individual, will not violate any provisions of the Investor’s organizational documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature on this Subscription Agreement is genuine. If the Investor is an individual, the signatory has legal competence and Investor has the capacity to execute this Subscription Agreement. If the Investor is not an individual, the signatory has been duly authorized to execute this Subscription Agreement, and, assuming that this Subscription Agreement constitutes the valid and binding obligation of SPAC, this Subscription Agreement constitutes a legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

t. The Investor is not: (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program; (ii) owned, directly or indirectly, or controlled by, or acting on behalf of, one or more persons that are named on the OFAC List; (iii) organized, incorporated, established, located, resident or born in, or a citizen, national or the government, including any political subdivision, agency or instrumentality thereof, of, Cuba, Iran, North

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Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, the so-called Luhansk People Republic or any other country or territory embargoed or subject to substantial trade restrictions by the United States; (iv) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515; or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (each of the foregoing, a “Prohibited Investor”). If requested, the Investor agrees to provide law enforcement agencies such records as required by applicable law, provided that the Investor is permitted to do so under applicable law. If the Investor is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Investor maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, it maintains policies and procedures reasonably designed to ensure compliance with OFAC-administered sanctions programs, including for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required by applicable law, the Investor maintains policies and procedures reasonably designed to ensure that the funds held by the Investor and used to purchase the Shares were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor.

u. No disclosure or offering document has been prepared by the Placement Agents in connection with the offer and sale of the Securities.

v. No Placement Agent, nor any of its respective affiliates nor any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing have made any independent investigation with respect to SPAC, X-energy or its subsidiaries or any of their respective businesses, or the Securities or the accuracy, completeness or adequacy of any information supplied to the Investor by SPAC.

w. In connection with the issue and purchase of the Shares, no Placement Agent has acted as the Investor’s financial advisor or fiduciary.

x. The Investor has or has commitments to have and, when required to deliver payment to SPAC pursuant to Section 2 above, will have, sufficient immediately available funds to pay the Subscription Amount and consummate the purchase and sale of the Shares pursuant to this Subscription Agreement.

y. As of the date of this Subscription Agreement, the Investor does not have, and during the 30 day period immediately prior to the date of this Subscription Agreement, the Investor has not entered into, any “put equivalent position” as such term is defined in Rule 16a-1 under the Exchange Act or short sale positions with respect to the securities of SPAC.

z. The Investor is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) acting for the purpose of acquiring, holding, voting or disposing of equity securities of SPAC (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than a group consisting solely of the Investor and its affiliates.

aa. If the Investor is or is acting on behalf of (i) an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) a plan, an individual retirement account or other arrangement that is subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), (iii) an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement described in clauses (i) and (ii) (each, an “ERISA Plan”), or (iv) an employee benefit plan that is a governmental plan (as defined in Section 3(32) of ERISA),

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a church plan (as defined in Section 3(33) of ERISA), a non-U.S. plan (as described in Section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing clauses (i), (ii) or (iii) but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws,” and together with ERISA Plans, “Plans”), the Investor represents and warrants that (A) neither SPAC nor any of its affiliates has provided investment advice or has otherwise acted as the Plan’s fiduciary, with respect to its decision to acquire and hold the Shares, and none of the parties to the Transaction is or shall at any time be the Plan’s fiduciary with respect to any decision in connection with the Investor’s investment in the Shares; and (B) its purchase of the Shares will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, or any applicable Similar Law.

7. Most Favored Nation. Except as relates to (a) Commercial Arrangements and (b) the letter agreement, dated as of September 12, 2023, among SPAC, X-energy and Ghaffarian Enterprises, LLC (as in effect as of the date of this Subscription Agreement and without giving effect to any subsequent waivers or other modifications), if, prior to the Closing Date or otherwise in connection with the consummation of the transactions contemplated by the Business Combination Agreement, SPAC issues or agrees to issue equity securities, or securities convertible into equity securities, of SPAC, and such newly issued securities would have material terms that are more favorable (the “Favored Terms”) than the terms and/or conditions contained in this Subscription Agreement, then SPAC will provide the Investor with written notice thereof, together with a copy of all documentation relating to the Favored Terms and, upon request of the Investor, any additional information related to the Favored Terms. SPAC will provide such notice to the Investor promptly (and in any event within two business days) following (i) the entry into any definitive documentation related to the Favored Terms or (ii) if such issuances will be made pursuant to definitive documentation in existence on or prior to the date of this Subscription Agreement, such time as SPAC becomes aware that such issuance on Favored Terms is reasonably likely to occur. In the event that the Investor determines that the Favored Terms as a whole are preferable to the terms and/or conditions contained in this Subscription Agreement, the Investor will notify SPAC in writing within one business day following the Investor’s receipt of such notice from SPAC. Promptly after receipt of such written notice from the Investor, but in any event within one business day, SPAC will amend and restate this Subscription Agreement to contain the Favored Terms in such manner as provides the Investor with substantially identical rights and privileges to those contained in the Favored Terms. Notwithstanding the foregoing, the Investor shall not be entitled to receive the Favored Terms to the extent such terms are included in documentation related to a transaction (including, for the avoidance of doubt, a transaction involving the issuance of equity or debt securities) entered into by SPAC or its subsidiaries with customers, strategic partners and/or other commercial counterparties relating to the design, manufacture, production and delivery of the small modular nuclear reactors and related technology (the “Commercial Arrangements”).

8. Registration Rights.

a. Within 45 calendar days after the Closing Date (such deadline, the “Filing Deadline”), SPAC agrees that it will file with the SEC (at its sole cost and expense) a registration statement registering the resale of the Underlying Common Shares (the “Registration Statement”). SPAC shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof; but no later than the earlier of (i) 90 calendar days after the filing thereof (or 120 calendar days after the filing thereof if the SEC notifies SPAC that it will “review” the Registration Statement) and (ii) ten business days after SPAC is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review. In connection with the foregoing, Investor shall not be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Underlying Common Shares. SPAC agrees to cause such Registration Statement, or another shelf registration statement that includes the Underlying Common Shares to be sold pursuant to this Subscription Agreement, to remain

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effective until the earliest of: (i) the second anniversary of the Closing; (ii) the date on which the Investor ceases to hold any Underlying Common Shares issued pursuant to this Subscription Agreement; or (iii) on the first date on which the Investor is able to sell all of its Underlying Common Shares issued pursuant to this Subscription Agreement (or shares received in exchange therefor) under Rule 144 promulgated under the Securities Act (“Rule 144”) within 90 days without the public information, volume or manner of sale limitations of such rule (such date, the “End Date”). Prior to the End Date, SPAC will use commercially reasonable efforts to qualify the Underlying Common Shares for listing on the applicable stock exchange. Upon request, the Investor agrees to disclose its ownership to SPAC to assist it in making the determination with respect to Rule 144 described in clause (iii) above. SPAC may amend the Registration Statement so as to convert the Registration Statement to a Registration Statement on Form S-3 at such time after SPAC becomes eligible to use such Form S-3. The Investor acknowledges and agrees that SPAC may suspend the use of any such registration statement if it determines that in order for such registration statement not to contain a material misstatement or omission, an amendment thereto would be needed to include information that would at that time not otherwise be required in a current, quarterly, or annual report under the Exchange Act. In such event: (I) SPAC shall not so delay filing or so suspend the use of the Registration Statement for a period of more than 90 consecutive days or more than a total of 120 calendar days in any 360 day period; and (II) SPAC shall use commercially reasonable efforts to make such Registration Statement available for the sale by the Investor of such securities as soon as practicable thereafter. SPAC’s obligations to include the Shares issued pursuant to this Subscription Agreement (or shares issued in exchange therefor) for resale in the Registration Statement are contingent upon the Investor furnishing in writing to SPAC such information regarding the Investor, the securities of SPAC held by the Investor and the intended method of disposition of such Underlying Common Shares, which shall be limited to non-underwritten public offerings, as shall be reasonably requested by SPAC to effect the registration of such Underlying Common Shares. Investor shall also execute such documents in connection with such registration as SPAC may reasonably request that are customary of a selling stockholder in similar situations. Notwithstanding the foregoing, if the SEC prevents SPAC from including any or all of the shares proposed to be registered under a Registration Statement due to limitations on the use of Rule 415 under the Securities Act for the resale of the Underlying Common Shares pursuant to this Section 8 by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Shares which is equal to the maximum number of Underlying Common Shares as is permitted to be registered by the SEC. In such event, the number of Underlying Common Shares to be registered for each selling stockholder named in such Registration Statement shall be reduced pro rata among all such selling stockholders. In the event SPAC amends the Registration Statement in accordance with the foregoing, SPAC will use its commercially reasonable efforts to file with the SEC, as promptly as allowed by the SEC, one or more registration statements to register the resale of those Underlying Common Shares that were not registered on the initial Registration Statement, as so amended.

9. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties to this Subscription Agreement shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of: (a) such date and time as the Business Combination Agreement is terminated in accordance with its terms without being consummated; (b) upon the mutual written agreement of each of the parties and X-energy to terminate this Subscription Agreement; (c) 30 days after the Outside Date (as defined in the Business Combination Agreement as in effect on the date of this Subscription Agreement), if the Closing has not occurred by such date other than as a result of a breach of Investor’s obligations under this Subscription Agreement; or (d) if any of the conditions to Closing set forth in Section 3 of this Subscription Agreement are (i) not satisfied or waived prior to the Closing or (ii) not capable of being satisfied on the Closing and, in each case of (i) and (ii), as a result thereof, the transactions contemplated by this Subscription Agreement will not be and are not consummated at the Closing (the termination events described in clauses (a)–(c) above, collectively, the “Termination Events”). Nothing in this Subscription

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Agreement will relieve, however, any party from liability for any willful breach hereof prior to the time of termination. Each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such willful breach. SPAC shall notify the Investor in writing of the termination of the Business Combination Agreement promptly after the termination of such agreement. Upon the occurrence of any Termination Event, this Subscription Agreement shall be void and of no further effect (except that the provisions of Sections 9 through 14 of this Subscription Agreement will survive any termination of this Subscription Agreement and continue indefinitely). Following the Termination Event, any monies paid by the Investor to SPAC in connection with this Subscription Agreement shall promptly (and in any event within one business day) be returned to the Investor.

10. Investor Covenant. Investor agrees that, from the date of this Subscription Agreement, none of Investor, its controlled affiliates, or any person or entity acting on behalf of Investor or any of its controlled affiliates or pursuant to any understanding with Investor or any of its controlled affiliates will engage in any Short Sales with respect to securities of SPAC prior to the date that is thirty-six (36) months following the Closing Date. For purposes of this Section 10, “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers. Notwithstanding the foregoing, (i) nothing in this Subscription Agreement shall prohibit other entities under common management with Investor that have no knowledge of this Subscription Agreement or of Investor’s participation in the Transaction (including Investor’s controlled affiliates and/or affiliates) from entering into any Short Sales and (ii) in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor’s assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers managing other portions of such Investor’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Shares covered by this Subscription Agreement.

11. Trust Account Waiver. The Investor acknowledges that SPAC is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving SPAC and one or more businesses or assets. As described in SPAC’s prospectus relating to its initial public offering dated February 3, 2021 (the “Prospectus”) available at www.sec.gov, the Investor further acknowledges that: (i) substantially all of SPAC’s assets consist of the cash proceeds of SPAC’s initial public offering and private placement of its securities; and (ii) substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of SPAC, its public shareholders and the underwriters of SPAC’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to SPAC to pay its tax obligations and to fund certain of its working capital requirements, the cash in the Trust Account may be disbursed only for the purposes set forth in the Prospectus. For and in consideration of SPAC entering into this Subscription Agreement, the receipt and sufficiency of which are acknowledged, the Investor irrevocably waives any and all right, title and interest, or any claim of any kind it has or may have in the future, in or to any monies held in the Trust Account. Investor agrees not to seek recourse against the Trust Account as a result of, or arising out of, this Subscription Agreement. Notwithstanding the foregoing, nothing in this Section 11 shall be deemed to limit the Investor’s right, title, interest or claim to any monies held in the Trust Account by virtue of its record or beneficial ownership of Shares currently outstanding on the date of this Subscription Agreement, pursuant to a validly exercised redemption right with respect to any such Shares, except to the extent that the Investor has otherwise agreed with SPAC to not exercise such redemption right.

12. Miscellaneous.

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a. Neither this Subscription Agreement nor any rights that may accrue to the parties hereunder (other than the Shares acquired hereunder, if any) may be transferred or assigned without the prior written consent of each of the other parties. Notwithstanding the foregoing, this Subscription Agreement and any of the Investor’s rights and obligations hereunder may be assigned to any fund or account managed by the same investment manager as the Investor or by an affiliate (as defined in Rule 12b-2 of the Exchange Act) of such investment manager without the prior consent of SPAC. Prior to such assignment being valid, any such assignee shall agree in writing to be bound by the terms of this Subscription Agreement. Notwithstanding the foregoing, no assignment pursuant to clause (i) of this Section 12 shall relieve the Investor of its obligations under this Subscription Agreement.

b. SPAC may request from the Investor such additional information as SPAC deems necessary to register the resale of the Shares and evaluate the eligibility of the Investor to acquire the Shares. Investor agrees to promptly provide such information as may reasonably be requested to the extent readily available. SPAC agrees to keep any such information provided by Investor confidential except: (i) as necessary to include in any registration statement SPAC is required to file under this Subscription Agreement; (ii) as required by the federal securities law or pursuant to other routine proceedings of regulatory authorities; or (iii) to the extent such disclosure is required by law, at the request of the staff of the SEC or regulatory agency or under the regulations of any national securities exchange on which SPAC’s securities are listed for trading. The Investor acknowledges and agrees that if it does not provide SPAC with such requested information, SPAC may not be able to register the Investor’s Underlying Common Shares for resale pursuant to Section 8 and SPAC may without any liability under this Subscription Agreement reject the Investor’s Subscription Amount prior to the Closing Date in the event the Investor fails to provide such additional information requested by SPAC to evaluate the Investor’s eligibility or SPAC’s determines that the Investor is not eligible. The Investor acknowledges that SPAC may file a copy of this Subscription Agreement (or a form of this Subscription Agreement) with the SEC as an exhibit to a periodic report or a registration statement of SPAC.

c. The Investor acknowledges that SPAC, X-energy, the Placement Agents and others will rely on the acknowledgments, understandings, agreements, representations and warranties of the Investor contained in this Subscription Agreement, including Schedule A. Prior to the Closing, the Investor agrees to promptly notify SPAC, X-energy and the Placement Agents if any of the acknowledgments, understandings, agreements, representations and warranties set forth in Section 6 above are no longer accurate in any material respect (other than those acknowledgments, understandings, agreements, representations and warranties qualified by materiality, in which case the Investor shall notify SPAC and the Placement Agents if they are no longer accurate in any respect). The Investor acknowledges and agrees that each purchase by the Investor of Shares from SPAC will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties in this Subscription Agreement (as modified by any such notice) by the Investor as of the time of such purchase.

d. SPAC, X-energy and the Placement Agents are each entitled to rely upon this Subscription Agreement and each is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered under this Subscription Agreement. The foregoing clause of this Section 12(d) shall not, however, give X-energy or the Placement Agents any rights other than those expressly set forth in this Subscription Agreement.

e. All of the agreements, representations and warranties made by each party in this Subscription Agreement shall survive the Closing.

f. This Subscription Agreement may not be modified, waived or terminated (other than pursuant to the terms of Section 9 above) except by an instrument in writing, signed by each of the

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parties. No such modification or waiver by SPAC of the provisions of this Subscription Agreement shall be effective without the prior written consent of X-energy (other than modifications or waivers that are solely ministerial in nature or otherwise immaterial and do not affect any economic or any other material term of this Subscription Agreement). No failure or delay of either party in exercising any right or remedy under this Subscription Agreement shall operate as a waiver of such right or remedy. Nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties under this Subscription Agreement are cumulative and are not exclusive of any rights or remedies that the parties would otherwise have.

g. This Subscription Agreement (including Schedule A) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter of this Subscription Agreement, including the Commitment Letter, dated as of December 5, 2022, among the Investor, SPAC and X-energy, as amended on June 11, 2023, relating to the Investor’s commitment and purchase of the shares of Preferred Stock. Except as set forth in, Section 9, Section 12(c), Section 12(d), Section 12(f), this Section 12(g), the last sentence of Section 12(k) and Section 13 with respect to the persons specifically referenced therein, and Section 6 with respect to the Placement Agents, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties, and their respective successors and assigns. The parties acknowledge and agree that only those persons specifically referenced in the preceding sentence are third party beneficiaries of this Subscription Agreement with right of enforcement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions.

h. Except as otherwise provided in this Subscription Agreement, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained in this Subscription Agreement shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

i. If any provision of this Subscription Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired by such court and shall continue in full force and effect.

j. This Subscription Agreement may be executed in one or more counterparts (including by facsimile or electronic mail or in ..pdf) and by different parties in separate counterparts, with the same effect as if all parties had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

k. The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement, without posting a bond or undertaking and without proof of damages, to enforce specifically the terms and provisions of this Subscription Agreement. The parties acknowledge and agree that the foregoing equitable remedies shall be in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.

l. If any change in the number, type or classes of authorized shares of SPAC (including the Shares), other than as contemplated by the Business Combination Agreement, or any

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agreement contemplated by the Business Combination, shall occur between the date of this Subscription Agreement and immediately prior to the Closing by reason of reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend, the number of Shares (and Underlying Common Shares upon conversion) issued to the Investor shall be appropriately adjusted to reflect such change.

m. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware as to all matters (including any action, suit, litigation, arbitration, mediation, claim, charge, complaint, inquiry, proceeding, hearing, audit, investigation or reviews by or before any governmental entity related), including matters of validity, construction, effect, performance and remedies.

n. Each party under this Subscription Agreement, and any person asserting rights as a third party beneficiary in accordance with Section 12(g) may do so only if he, she or it, irrevocably agrees that any action, suit or proceeding between or among the parties, whether arising in contract, tort or otherwise, arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Subscription Agreement or any related document or any of the transactions contemplated under this Subscription Agreement or any related document (“Legal Dispute”) shall be brought exclusively in the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware or, in the event each federal court within the State of Delaware declines to accept jurisdiction over a particular matter, any state court within the State of Delaware) (collectively the “Chosen Courts”) Each party under this Subscription Agreement consents to the jurisdiction of the Chosen Courts in any such suit, action or proceeding. To the fullest extent permitted by law, each party irrevocably waives, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in the Chosen Courts or that any such suit, action or proceeding that is brought in the Chosen Courts has been brought in an inconvenient forum. During the period a Legal Dispute that is filed in accordance with this Section 12(n) is pending before the Chosen Courts, all actions, suits or proceedings with respect to such Legal Dispute or any other Legal Dispute, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of the Chosen Courts. Each party and any person asserting rights as a third party beneficiary may do so only if he, she or it waives, and shall not assert as a defense in any Legal Dispute, that: (a) such party is not personally subject to the jurisdiction of the Chosen Courts for any reason; (b) such action, suit or proceeding may not be brought or is not maintainable in the Chosen Courts; (c) such party’s property is exempt or immune from execution; (d) such action, suit or proceeding is brought in an inconvenient forum; I(e) the venue of such action, suit or proceeding is improper. A final judgment in any action, suit or proceeding described in this Section 12(n) following the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable laws. EACH OF THE PARTIES AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED UNDER THIS SUBSCRIPTION AGREEMENT AND FOR ANY COUNTERCLAIM RELATING THERETO. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED UNDER THIS SUBSCRIPTION AGREEMENT. FURTHERMORE, NO PARTY NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A

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SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

o. Any notice or communication required or permitted under this Subscription Agreement to any Investor shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, to such address(es) or email address(es) set forth on the signature page. Any such communication or notice shall be deemed to be given and received: (i) when so delivered personally; (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email; or (iii) three business days after the date of mailing to the address below or to such other address or addresses as the Investor may hereafter designate by notice to SPAC.

If to SPAC, to:

Ares Acquisition Corporation

245 Park Avenue, 44th Floor

New York, New York 10167

Attn: Allyson Satin; Anton Feingold

and

Ares Acquisition Corporation

2000 Avenue of the Stars

Suite 1200

Los Angeles, CA 90067

Attn: Allyson Satin; Anton Feingold

Email: asatin@aresmgmt.com

            afeingold@aresmgmt.com

with copies (which shall not constitute notice) to:

Kirkland & Ellis LLP

2049 Century Park East, Suite 3700

Los Angeles, California 90067

Attn: Philippa Bond, P.C.; H. Thomas Felix

Email: pippa.bond@kirkland.com

tommy.felix@kirkland.com

and

X-Energy Reactor Company, LLC

801 Thompson Avenue, Suite 400

Rockville, MD 20852

Attn: Steve Miller

Email: smiller@x-energy.com

and

Latham & Watkins LLP

555 Eleventh Street, NW, Suite 1000

Washington, D.C. 20004

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Attn: Paul Sheridan; Nicholas P. Luongo

Email: paul.sheridan@lw.com

            nick.luongo@lw.com

13. Non-Reliance and Exculpation. The Investor acknowledges that it is not relying upon, and has not relied upon, and is expressly disclaiming reliance on any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Placement Agents, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the statements, representations and warranties of SPAC expressly contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in SPAC. The Investor acknowledges and agrees that none of (i) any other investor pursuant to this Subscription Agreement or any other subscription agreements related to the private placement of the Shares (including the investor’s respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), (ii) the Placement Agents, their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing, or (iii) any other party to the Business Combination Agreement or any Non-Party Affiliate (other than SPAC with respect to the previous sentence), shall have any liability to the Investor, or to any other investor, pursuant to, arising out of or relating to: (x) this Subscription Agreement or any other subscription agreements related to the private placement of the Shares; (y) the negotiation of this Subscription Agreement, its subject matter or the private placement of the Shares; or (z) the transactions contemplated under this Subscription Agreement or under any other subscription agreements related to the private placement of the Shares. Without limiting the generality of the foregoing, the prohibition on liability set forth in the preceding sentence shall apply only to any action heretofore or hereafter taken or omitted to be taken by any of them in connection with: (i) the purchase of the Shares or with respect to any claim (whether in tort, contract or otherwise) for breach of this Subscription Agreement; (ii) any written or oral representations made or alleged to be made in connection with this Subscription Agreement, as expressly provided in this Subscription Agreement; or (iii) any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by SPAC, X-energy, the Placement Agents or any Non-Party Affiliate concerning SPAC, X-energy, the Placement Agents, any of their controlled affiliates, this Subscription Agreement or the transactions contemplated under this Subscription Agreement. “Non-Party Affiliates” means each former, current or future officer, director, employee, partner, member, manager, direct or indirect equityholder or affiliate of SPAC, X-energy, any Placement Agent or any of SPAC’s, X-energy’s or any Placement Agent’s controlled affiliates or any family member of the foregoing.

14. Disclosure. By 9:00 a.m., New York City time, on the first business day immediately following the date of this Subscription Agreement, SPAC shall issue one or more press releases or file with the SEC a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated under this Subscription Agreement, the Transaction and any other material, nonpublic information that SPAC has provided to the Investor at any time prior to the filing of the Disclosure Document. Upon the issuance of the Disclosure Document, to the actual knowledge of SPAC, the Investor shall not be in possession of any material, non-public information received from SPAC or any of its officers, directors, or employees or agents. Upon the filing of the Disclosure Document, Investor shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral, with SPAC or any of its affiliates, relating to the transactions contemplated by this Subscription Agreement. Notwithstanding anything in this Subscription Agreement to the contrary, SPAC shall not publicly disclose the name of the Investor or any of its affiliates or advisers, or include the name of the Investor or any of its affiliates or advisers in any press release or in any filing with the SEC or any regulatory agency or trading market, without the prior written consent of the Investor, except: (i) as required by the federal securities law or pursuant to other routine proceedings of regulatory authorities; (ii) to the

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extent such disclosure is required by law, at the request of the staff of the SEC or regulatory agency or under the regulations of any national securities exchange on which SPAC’s securities are listed for trading; or (iii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 14.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the Investor has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Investor: AAC Holdings II LP	State/Country of Formation or Domicile:

By: /s/ Anton Feingold
Name: Anton Feingold
Title: Assistant Secretary

Name in which Shares are to be registered (if different):	Date: September 12, 2023

Investor’s EIN:

Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip:	City, State, Zip:

Attn:	Attn:

Telephone No.:	Telephone No.:
Facsimile No.:	Facsimile No.:

Email:

Number of Shares subscribed for: 50,000

Aggregate Subscription Amount: $50,000,000	Price Per Share: $1,000.00

You must pay the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account specified by SPAC in the Closing Notice.

[Signature Page to Subscription Agreement]

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IN WITNESS WHEREOF, SPAC has accepted this Subscription Agreement as of the date set forth below.

ARES ACQUISITION CORPORATION

By:	/s/ David B. Kaplan
Name:	David B. Kaplan
Title:	Chief Executive Officer and Co-Chairman

Date: September 12, 2023

[Signature Page to Subscription Agreement]

SCHEDULE A

ELIGIBILITY REPRESENTATIONS OF THE INVESTOR

This Schedule must be completed by Investor and forms a part of the Subscription Agreement to which it is attached. Capitalized terms used and not otherwise defined in this Schedule have the meanings given to them in the Subscription Agreement. The Investor must check the applicable box in either Section A, Section B or Section C below.

A.	QUALIFIED INSTITUTIONAL BUYER STATUS

(Please check the applicable subparagraphs):

☐	We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act (a “QIB”)).

☐	We are subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS

(Please check the applicable subparagraphs):

1.

☐ We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) (1), (2), (3) or (7) under the Securities Act), and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an “accredited investor.”

2.	☐ We are not a natural person.

Rule 501(a) under the Securities Act, in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. The Investor has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to the Investor and under which the Investor accordingly qualifies as an “accredited investor.”

☐ Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;

☐ Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐ Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;

☐ Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000; or

☐ Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person.

C.	QUALIFIED PURCHASER STATUS

(Please check the applicable subparagraphs):

1.

☐ A corporation, partnership, limited liability company, trust or other organization that: (i)was not organized or reorganized and is not operated for the specific purpose of acquiring the interest or any other interest in SPAC, and less than 40% of the assets of which will consist of interests in SPAC (calculated as of the time of the Investor’s execution of this Subscription Agreement); (ii)owns not less than U.S.$5,000,000 in investments; and (iii)is owned directly or indirectly solely by or for two or more natural persons who are related as siblings or spouses (including former spouses), or direct lineal descendants by birth or adoption, spouses of such persons, the estates of such persons, or foundations, charitable organizations, or trusts established by or for the benefit of such persons.

2.

☐ A trust: (i) that is not described in paragraph (3) of this Section C; (ii) that was not organized or reorganized and is not operated for the specific purpose of acquiring the interest or any other interest in SPAC, and less than 40% of the assets of which will consist of interests in SPAC (calculated as of the time of the Investor’s execution of this Subscription Agreement); and (iii) with respect to which each of the settlors and other contributors of assets, trustees, and other authorized decision makers is a person described in paragraph (1), (2), (3) or (4) of this Section C.

3.

☐ An entity that: (i) was not organized or reorganized and is not operated for the specific purpose of acquiring the interest or any other interest in SPAC, and less than 40% of the assets of which will consist of interests in SPAC (calculated as of the time of the Investor’s execution of this Subscription Agreement); and (ii) has discretionary investment authority with regard to at least U.S. $25,000,000 of investments, whether for its own account or for the account of other persons that are themselves accurately described by one or more other paragraphs of this Section C.

This page should be completed by the Investor

and constitutes a part of the Subscription Agreement.

ANNEX A

Terms of Preferred Stock

[See attached]

Summary of Principal Terms and Conditions

Issuer:

X-Energy, Inc., the public company resulting from the AAC SPAC Transaction (the “Company”).

“AAC SPAC Transaction” means the potential business combination between Ares Acquisition Corporation (“SPAC”), directly or indirectly, and X-energy Reactor Company, LLC (“X-energy”).

Subscription Amount:	$50,000,000 (the “Subscription Amount”).

Securities:

At the closing of the AAC SPAC Transaction (the “Closing”), the Investor will invest the Subscription Amount set forth above in Series A convertible preferred stock, par value $0.0001 per share, of the Company (the “Preferred Stock”), having the rights, preferences and privileges set forth in the Certificate of Designation and as further described below. The Preferred Stock shall rank senior to all classes or series of equity securities of the Company with respect to dividend rights and rights on liquidation.

Purchase Price:	$1,000 per share of Preferred Stock (the “Stated Value”).

Conversion Price:

The Investor may at any time convert all or a portion of the Preferred Stock into Class A common stock, par value $0.0001 per share, of the Company (“Class A Common Stock”). Each share of Preferred Stock will be convertible into a number of shares of Class A Common Stock equal to the Stated Value of such share of Preferred Stock plus Accrued Dividends divided by the Conversion Price. The initial Conversion Price will be $10.00 per share.

The Conversion Price will automatically reset upon the three-year anniversary of the initial issuance date of the shares of Preferred Stock (the “Reset Date”) to be equal to the lower of (x) the initial Conversion Price and (y) the higher of (A) $7.00 (the “Floor Price”) or (B) the volume-weighted average price of the Class A Common Stock for the 365 day period ending on the trading day immediately preceding the Reset Date.

Anti-Dilution:	The Conversion Price will be subject to proportional adjustment for any stock split, reclassification, stock dividend or similar event.

Dividends:

Dividends will accrue on a quarterly basis at a rate equal to 8.00% per annum (the “Dividend Rate”), whether or not declared, and such dividends will accrue daily and compound on, and be added back to, the Stated Value on a quarterly basis, unless paid in cash (such accrued amounts, the “Accrued Dividends”). In addition, the Preferred Stock will fully participate, on an as-converted basis, in all cash dividends paid on the shares of Company Class A Common Stock.

Upon conversion, all accrued and unpaid dividends from the end of last relevant quarter to the conversion date will be paid in cash.

Liquidation Preference:

In the event of any liquidation or winding up of the Company, the holder of each share of the Preferred Stock will receive in preference to the holders of the common stock of the Company (or any junior preferred stock) a per share amount equal to the greater of (i) the Stated Value, plus Accrued Dividends and (ii) the amount such holders would be entitled to receive at such time if the Preferred Stock were converted into Class A Common Stock.

A merger, acquisition, change of control or sale of all or substantially all of the assets of the Company will not be deemed to be a liquidation or winding up.

Conversion at Option of the Company:

If at any time (x) on or after the one-year anniversary of the closing of the AAC SPAC Transaction but prior to the two-year anniversary of the closing of the AAC SPAC Transaction, the volume-weighted average price of the Class A Common Stock exceeds $20.00 per share for 30 trading days within any 45 consecutive trading day period, the Company may convert all (but not less than all) of the then-outstanding shares of Preferred Stock into a number of shares of Class A Common Stock equal to the Stated Value of such shares plus Accrued Dividends, divided by the Conversion Price, (y) on or after the two-year anniversary of the closing of the AAC SPAC Transaction but prior to the three-year anniversary of the closing of the AAC SPAC Transaction, the volume-weighted average price of the Class A Common Stock exceeds $15.00 per share for 30 trading days within any 45 consecutive trading day period, the Company may convert all (but not less than all) of the then-outstanding shares of Preferred Stock into a number of shares of Class A Common Stock equal to the Stated Value of such shares plus Accrued Dividends, divided by the Conversion Price and (z) on or after the three-year anniversary of the closing of the AAC SPAC Transaction, the volume-weighted average price of the Class A Common Stock exceeds $12.50 per share for 30 trading days within any 45 consecutive trading day period, the Company may convert all (but not less than all) of the then-outstanding shares of Preferred Stock into a number of shares of Class A Common Stock equal to the Stated Value of such shares plus Accrued Dividends, divided by the Conversion Price.

Redemption at Option of the Investor:

At any time after the seven-year anniversary of the closing of the AAC SPAC Transaction (the “Optional Redemption Date”), the Investor may require the Company to redeem any or all of the then-outstanding shares of Preferred Stock for cash consideration equal to the Stated Value, plus Accrued Dividends by providing irrevocable notice to the Company on or before the close of business on the second business day immediately preceding the Optional Redemption Date stating the number of shares of Preferred Stock to be redeemed.

If the Company does not redeem the Preferred Stock on the Optional Redemption Date pursuant to such notice and such failure to redeem continues for 30 days, the Dividend Rate on such shares shall increase to 10.00% per annum, payable in cash, until such redemption is completed.

Pro Rata Repurchases and Redemptions:

The Company shall not offer to repurchase or redeem any portion of the Preferred Stock unless the Company makes such offer to repurchase or redeem to all holders of then outstanding Preferred Stock on a pro rata basis.

Change of Control / Bankruptcy or Insolvency / Default under Material Debt:

Upon a change of control of the Company or an event of default under a material debt agreement (after giving effect to any applicable cure period thereunder), the Company will substantially concurrently with such event deliver a notice to the holders of the Preferred Stock of its irrevocable offer to repurchase all of the then-outstanding shares of Preferred Stock for cash consideration per share equal to the greater of (i) 100% of the Stated Value, plus Accrued Dividends and (ii) the amount such holders would be entitled to receive at such time if the Preferred Stock were converted into Class A Common Stock, on a date that is no more than 30 calendar days following the date such notice is delivered. Upon any insolvency event of the Company, the Preferred Stock shall become automatically due and payable without any further action of the Company or Investor.

Voting Rights:

The Preferred Stock will vote together with the Class A Common Stock on all matters and not as a separate class (except as specifically provided in this term sheet or as otherwise required by law) on an as-converted basis.

Minority Protections:

Until the first date on which the number of shares of Preferred Stock outstanding is less than 25% of the number of shares of Preferred Stock outstanding immediately following the Closing, the consent of the holders representing at least a majority of the then-issued and outstanding shares of Preferred Stock shall be required to:

(i) amend, alter or otherwise modify the Company’s certificate of incorporation or bylaws in a manner that materially and adversely affects the Preferred Stock;

(ii)  increase or decrease the authorized number of shares of Preferred Stock;

(iii)  issue any additional shares of Preferred Stock;

(iv) create (by reclassification or otherwise) any new class or series of shares having rights, preferences or privileges senior to or on parity with the Preferred Stock;

(v)   create, incur, assume, or guarantee any debt instrument or securities that are exchangeable for, convertible into or exercisable for equity securities of the Company or any of its subsidiaries in excess of $25 million in the aggregate; or

(vi) provide for the payment of any dividend on, or the redemption or repurchase of any junior equity security.

Registration Rights:

Investor will receive customary transferable demand, piggyback and shelf registration rights pertaining to the shares of Class A Common Stock issuable upon the conversion of the Preferred Stock. The Company will file a resale registration statement following the Closing covering all of the shares of Class A Common Stock issuable upon the conversion of such Preferred Stock. All reasonable expenses of such registrations, including the fees and expenses of one counsel on behalf of the Investor, will be borne by the Company.

Closing Conditions:	The Investor’s purchase of the Preferred Stock will be subject to satisfaction of the conditions specified in Section 3 of the subscription agreement with respect to the Preferred Stock.

Tax Matters:

The Investor agrees to provide to the Company a properly executed Internal Revenue Service Form W-9 certifying such Investor’s status as a United States Person and such Investor’s exemption from backup withholding. To the extent the Investor has delivered such forms, and the Preferred Shares are held by the Investor, absent a change in law that affects the withholding obligations of the Company, the Company (and any applicable withholding agent) shall not withhold U.S. tax from any payment (including deemed payments) made on or with respect to the Preferred Shares. Without limiting the foregoing, if the Company determines that an amount is required to be deducted and withheld in respect of any payment made on or with respect to the Preferred Shares, the Company shall be entitled to withhold taxes on all payments made to the relevant Investor with respect to the Preferred Shares in the form of cash or otherwise treated, in the Company’s reasonable discretion, as a dividend for U.S. federal tax purposes, in each case, to the extent the Company or such person’s paying agent is required to deduct and withhold tax on payments to the relevant Investor under applicable law. The Company shall, at least five (5) business days prior to the date the applicable payment is scheduled to be made, provide the Investor with (i) written notice of the intent to deduct and withhold, which notice shall include the basis for the withholding and an estimate of the amount proposed to be deducted and withheld, and (ii) a reasonable opportunity to provide forms or other evidence that would exempt such amounts from withholding.

The Company and the Investor agree that it is their intention that (i) the Preferred Stock shall be treated as stock that is not “preferred stock” within the meaning of Section 305 of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations issued under Section 305 of the Code and (ii) absent the issuance of any other preferred equity security or debt instrument of the Company that is convertible into equity of the Company (and, in each case, cash or other distributions or payments by the Company) after the closing of the Transactions, the Investor shall not be required to include in income as a dividend for U.S. federal income tax purposes under Section 305(c) of the Code any income or gain in respect of the Preferred Shares on account of the accrual of dividends (including any deemed dividends or any increase in the Stated Value) unless and until such dividends are declared and paid in cash. The Company and the Investor agree to take no positions or actions inconsistent with such treatment, unless otherwise required by a change in applicable law. The Company and the Investor agree to take no positions or actions inconsistent with such treatment, unless otherwise required by a change in applicable law.

The Company shall use commercially reasonable efforts to cooperate with the Investor to structure any redemption of the Preferred Shares permitted under the Certificate of Designation to be treated as a payment in exchange for stock pursuant to Section 302 of the Code.

Governing Law:	State of Delaware.

Exhibit 10.2

Execution Version

LETTER AGREEMENT

THIS LETTER AGREEMENT, dated as of September 12, 2023 (this “Letter Agreement”), is entered into by and among X-Energy Reactor Company, LLC, a Delaware limited liability company (the “Company”), Ares Acquisition Corporation, a Cayman Islands exempted company, which shall be domesticated as a Delaware corporation (the “Domestication”) prior to the closing of the Business Combination (together with any successor thereto, including after the Domestication (“SPAC”), and Ghaffarian Enterprises, LLC (the “Guarantor”).

WHEREAS, X-Energy LLC, a wholly owned subsidiary of the Company, and Pershing LLC, an affiliate of Bank of New York Mellon (the “Lender”), and in certain cases other parties, entered into a series of loan documents (collectively, the “Loan Documentation”) described on Exhibit A to that certain Reimbursement Agreement and Guaranty, pursuant to which the Lender extended credit to X-Energy LLC in an amount not to exceed $30,000,000 (the “Credit Line”) and the Guarantor agreed to provide credit support guarantees (the “Credit Support Guarantees”) with collateral including marketable securities (the “Credit Support”), in each case in favor of Lender for the benefit of the Company.

WHEREAS, the Company and Guarantor entered into that certain Reimbursement Agreement and Guaranty, dated as of April 26, 2021, as amended by that certain Amended and Restated Reimbursement Agreement and Guaranty, dated as of July 1, 2022, as further amended by that Amended and Restated Reimbursement Agreement and Guaranty, dated as of January 16, 2023 (as amended and restated, the “Reimbursement Agreement and Guaranty”), pursuant to which the Company agreed to reimburse, pay and make whole the Guarantor for any amounts paid or deemed paid by Guarantor in connection with the Loan Documentation, Credit Support Guarantees or Credit Support, in each case covering such increased amount of credit including value of any Credit Support used for repayment of the Lender, or any other indebtedness (including interest), obligations and liabilities of every kind and nature from time to time pursuant to the Loan Documentation.

WHEREAS, the Company and SPAC entered into the Business Combination, dated as of December 5, 2022 (as amended by the First Amendment to the Business Combination Agreement, dated as of June 11, 2023, and that Second Amendment to the Business Combination Agreement, dated as of the date of this Letter Agreement, and as may be further amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among the Company, SPAC and, solely for purposes of Section 1.01(f), Section 6.25, and Article IX of the Business Combination Agreement, each of The Kamal S. Ghaffarian Revocable Trust, IBX Company Opportunity Fund 1, LP, a Delaware limited partnership, IBX Company Opportunity Fund 2, LP, a Delaware limited partnership, IBX Opportunity GP, Inc., a Delaware corporation, GM Enterprises LLC, a Delaware limited liability company, and X-Energy Management, LLC, a Delaware limited liability company. Subject to the terms of the Business Combination Agreement, SPAC and the Company will, among other things, consummate a business combination and related transactions contemplated by the Business Combination Agreement (the “Business Combination”).

WHEREAS, in order to facilitate the consummation of the Business Combination, on the date of this Letter Agreement, SPAC and AAC Holdings II LP, a Delaware limited partnership (the “Investor”), entered into that certain Subscription Agreement (the “Subscription Agreement”), pursuant to which the Investor agreed to purchase Series A Convertible Preferred Stock, par value $0.0001 per share (the “Preferred Shares”) of SPAC (after giving effect to the Domestication) on the terms and conditions specified in the Subscription Agreement, in a private placement.

WHEREAS, as a condition to the willingness of SPAC to enter into the Subscription Agreement, the Company and Guarantor have agreed to enter into this Letter Agreement.

1. DEFINED TERMS. Capitalized terms used but not defined in this Letter Agreement shall have the meanings given to them in the Business Combination Agreement.

2. REPAYMENT AND ISSUANCE.

(a) (i) Prior to the closing of the Business Combination (the “Closing”), the Guarantor shall contribute or cause to be contributed (in a manner reasonably determined by Guarantor) to the Company (the

“Contribution”), an amount in cash equal to all outstanding amounts owed by the Company to the Lender under the Credit Line as of the date of the Closing (collectively, the “Repayment Obligations”), and (ii) upon such contribution, the Company will issue to Guarantor (or its designee), units of the Company (the “OpCo Units”) with a value equal to the amount of the Repayment Obligations.

(b) Immediately following the transactions described in Section 2(a), (i) the Company shall cause the Repayment Obligations to be paid to the Lender in satisfaction of the Credit Line, and (ii) upon such payment of the Repayment Obligations and payment to the Guarantor of the amount accrued and payable to Guarantor as of the Closing related to Credit Support Guarantees under the Reimbursement Agreement and Guaranty, the Reimbursement Agreement and Guaranty shall terminate and be of no further force and effect. The Company shall not pay or cause to be paid to the Lender any outstanding amounts owed by the Company to the Lender under the Credit Line except for (i) amounts paid or to be paid in connection with the transactions contemplated by this Letter Agreement, (ii) fees and/or reimbursements owed to the Guarantor pursuant to the Reimbursement Agreement and Guaranty related to the Credit Support Guarantees and (iii) accrued and unpaid interest due to the Lender as of the time of closing of the Business Combination.

(c) In connection with the BCA Closing, Guarantor (or its applicable designee) will contribute OpCo Units with a value equal to the amount of the Repayment Obligations to SPAC, and SPAC will issue to Guarantor (or its applicable designee) a number of Preferred Shares determined by dividing (i) the aggregate amount of the Repayment Obligations, by (ii) $1,000.00 per share (the “Per Share Purchase Price”). Notwithstanding the foregoing, no fractional Preferred Shares will be issued in connection with the transactions contemplated by this Letter Agreement. The number of Preferred Shares the Guarantor (or its designee) will be entitled to receive pursuant to this Section 2(c) will be rounded down to the nearest whole Preferred Share, and SPAC will deliver cash in lieu of the related fractional Preferred Share in an amount equal to the product of (A) such fraction and (B) the Per Share Purchase Price.

3. NO ASSIGNMENT. Neither the Company nor the SPAC nor the Guarantor shall assign any of their respective rights, interests or obligations in this Letter Agreement, whether in whole or in part, to any Person without the prior written consent of the other parties to this Letter Agreement. Notwithstanding the foregoing, Guarantor may assign its obligations under this Letter Agreement to any of its affiliates. No such assignment shall relieve Guarantor of any of its obligations under this Letter Agreement. Any purported assignment or delegation in contravention of this Section 3 shall be void ab initio.

4. NOTICES. All notices, consents, waivers and other communications under this Letter Agreement shall be in writing and shall be deemed to have been duly given: (i) when delivered, if delivered in person; (ii) when sent, if sent by electronic mail or other electronic means (provided that no “bounce back” or similar message is received); (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service; or (iv) three Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, to the applicable party to this Letter Agreement at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Company:

X-Energy Reactor Company, LLC

801 Thompson Avenue, Suite 400

Rockville, MD 20852

Attn: Steve Miller

Email: smiller@x-energy.com

with a copy to:

Latham & Watkins LLP

555 Eleventh Street, NW, Suite 1000

Washington, D.C. 20004

Attn: Paul Sheridan; Nicholas P. Luongo

Email: paul.sheridan@lw.com; nick.luongo@lw.com

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if to the Guarantor:

Ghaffarian Enterprises, LLC

801 Thompson Avenue

Rockville, MD 20852

Attn: Chief Financial Officer and Chief Legal Officer

Email: matt@ibx-llc.com; ted@ibx-llc.com

If to the SPAC:

Ares Acquisition Corporation

245 Park Avenue, 44th Floor

New York, New York 10167

Attn: Allyson Satin; Anton Feingold

and

Ares Acquisition Corporation

2000 Avenue of the Stars

Suite 1200

Los Angeles, CA 90067

Attn: Allyson Satin; Anton Feingold

Email: asatin@aresmgmt.com

           afeingold@aresmgmt.com

with a copy to:

Kirkland & Ellis LLP

2049 Century Park East, Suite 3700

Los Angeles, California 90067

Attn: Philippa Bond, P.C.; H. Thomas Felix

Email: pippa.bond@kirkland.com

tommy.felix@kirkland.com

5. TAX TREATMENT. The Guarantor, the Company and SPAC shall: (a) treat, for U.S. federal income tax purposes, Guarantor’s Contribution as a contribution of cash by Guarantor to the Company in exchange for the OpCo Units in a transaction qualifying under Section 721 of the Internal Revenue Code of 1986, as amended (the “Code”), (b) use commercially reasonable efforts to cause Guarantor’s contribution of OpCo Units to SPAC pursuant to Section 2(c) together with the transactions contemplated by the Subscription Agreement and the transfers to the SPAC to be made on the date of the BCA Closing by Guarantor, the investor in the transactions contemplated by the Subscription Agreement and the other SPAC contributors (the “IRC Section 351 Contributions”), to qualify for nonrecognition treatment under Code Section 351(a) (such tax treatment in clause (a) and (b), the “Intended Tax Treatment”), (c) file all tax returns on a basis consistent with the Intended Tax Treatment (including attaching the statement described in Treasury Regulations Section 1.351-3, as applicable), (d) take no position inconsistent with the Intended Tax Treatment (whether in audits, tax returns or otherwise), in the case of each of clauses (a) – (c), unless otherwise required by a governmental entity as a result of a “determination” within the meaning of Code Section 1313(a), and (e) not take any action or knowingly fail to take any action where such action or failure to act would reasonably be expected to prevent the IRC Section 351 Contributions from qualifying for the Intended Tax Treatment.

6. TERMINATION. This Letter Agreement shall automatically and immediately terminate, and the parties to this Letter Agreement shall have no further obligations or liabilities under this Letter Agreement upon the the termination of the Business Combination Agreement.

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7. GOVERNING LAW; SUBMISSION TO JURISDICTION; WAIVER OF JURY TRIAL.

(a) This Letter Agreement, and any claim, controversy or dispute arising under or in relation to this Letter Agreement or the relationship of the parties, shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to any conflict of Laws principles (whether of the State of Delaware or another jurisdiction) that would require or permit the application of the Law of another jurisdiction. The preceding sentence shall apply to all matters involving the validity, construction, effect, performance and remedies with respect to this Letter Agreement.

(b) Any Claim arising out of or based upon this Letter Agreement, the transactions contemplated by this Letter Agreement or the legal relationships of the parties created under this Letter may be instituted solely in the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware or, in the event each federal court within the State of Delaware declines to accept jurisdiction over a particular matter, any state court within the State of Delaware) (collectively the “Chosen Courts”). Each party irrevocably submits to the exclusive jurisdiction of the Chosen Courts in any such suit, action or proceeding. Service of process, summons, notice or other document in accordance with Section 4 shall be effective service of process for any Claim brought in any Chosen Court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or any proceeding in the Chosen Courts and irrevocably waive and agree not to plead or claim in any Chosen Court that any such Claim brought in any such court has been brought in an inconvenient forum. Any final and non-appealable judgment against a party in any proceeding described in this Section 7(b) shall be conclusive and may be enforced in any other jurisdiction within or outside of the United States by suit on such judgment. A certified copy of any such judgment shall be conclusive evidence of the fact and amount of such judgment. Any party may file an original counterpart or copy of this Section 7(b) with any court as written evidence of the irrevocable waiver of objections to venue or convenience of forum.

(c) Each of the parties acknowledges and agrees that any controversy that may arise under this Letter Agreement is likely to involve complicated and difficult issues, and therefore each such party irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising or relating to this Letter Agreement or the transactions contemplated by this Letter Agreement. A judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

8. SPECIFIC PERFORMANCE. Each party to this Letter Agreement: (i) acknowledges that the rights of each party to this Letter Agreement to consummate the transactions contemplated by this Letter Agreement are unique; (ii) recognizes and affirms that if this Letter Agreement is breached by any party to this Letter Agreement, money damages may be inadequate and the non-breaching parties to this Letter Agreement may have no adequate remedy at law; and (iii) agrees that irreparable damage would occur if any of the provisions of this Letter Agreement were not performed by any party to this Letter Agreement in accordance with their specific terms or were otherwise breached. Accordingly, each party to this Letter Agreement shall be entitled to seek an injunction or restraining order to prevent breaches of this Letter Agreement and to seek to enforce specifically the terms and provisions of this Letter Agreement, without the requirement to post any bond or other security or to prove that money damages would be inadequate. The foregoing is in addition to any other right or remedy to which such party to this Letter Agreement may be entitled under this Letter Agreement, at law or in equity.

9. COUNTERPARTS. This Letter Agreement may be executed and delivered (including by electronic transmission) in one or more counterparts, each of which shall be deemed an original but all of which taken together shall constitute one and the same instrument.

10. CONFIDENTIALITY. This Letter Agreement is delivered to the SPAC upon the condition that neither this Letter Agreement nor any of its contents shall be disclosed by the Company, the Guarantor or the SPAC or any of their respective Affiliates to any other Person, directly or indirectly, without the consent of the other parties to this Letter Agreement (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, this Letter Agreement or any of its contents may be disclosed: (a) as may be compelled in a judicial or administrative proceeding, by any regulatory administration, or as otherwise required by law or regulation or compulsory legal process; (b) to protect the Company’s, the Guarantor’s or the SPAC’s rights under, or to enforce the

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terms of, this Letter Agreement; or (c) as requested or required by a governmental or regulatory authority, including filings with the Securities and Exchange Commission or other regulatory bodies in the ordinary course of business.

11. ENTIRE AGREEMENT. This Letter Agreement embodies the entire agreement and understanding of the parties to this Letter Agreement in respect of the subject matter contained in this Letter Agreement. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to in this Letter Agreement, which collectively supersede all prior agreements and the understandings among the parties to this Letter Agreement with respect to the subject matter contained in this Letter Agreement.

12. AMENDMENT; WAIVER. This Letter Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the Company, the Guarantor and SPAC. The failure of any party to this Letter Agreement to assert any of its rights under this Letter Agreement shall not constitute a waiver of such rights.

13. MISCELLANEOUS. The parties to this Letter Agreement agree that they have each been represented by counsel during the negotiation and execution of this Letter Agreement and have participated jointly in the drafting of this Letter Agreement. Consequently, each of the parties to this Letter Agreement waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document. The descriptive headings in this Letter Agreement are inserted for convenience and identification purposes only and are not intended to be a part of or to describe, interpret, define or limit the scope, extent or intent of this Letter Agreement or any provision of this Letter Agreement.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, each of the Company, the Guarantor and SPAC has caused this Letter Agreement to be executed and delivered as of the date first written above by its officer thereunto duly authorized.

X-ENERGY REACTOR COMPANY, LLC

By:	/s/ Mark Mize
Name: Mark Mize
Title: Senior Vice President and Chief Financial Officer

GHAFFARIAN ENTERPRISES, LLC

By:	/s/ Matthew Yetman
Name: Matthew Yetman
Title: Managing Member

ARES ACQUISITION CORP.

By:	/s/ David B. Kaplan
Name: David B. Kaplan
Title: Chief Executive Officer and Co-Chairman

[Signature Page to Letter Agreement]

Exhibit 99.1

FOR IMMEDIATE RELEASE

X-energy and Ares Acquisition Corporation Announce Additional Committed Capital and Attractive Strategic Updates to Business Combination

Ares Management Upsizes Total Commitment to $80 Million with $50 million PIPE Investment

X-energy Founder Kam Ghaffarian Commits Approximately $30 million

X-Energy’s Pre-Money Equity Value Revised to $1.05 Billion Under Amended Terms, Providing a Compelling Entry Point for Investors

ROCKVILLE, MD and NEW YORK, NY – September 13, 2023 (BUSINESS WIRE) –X-Energy Reactor Company, LLC (“X-energy”), a leading developer of advanced small modular nuclear reactors and fuel technology for clean energy generation, and Ares Acquisition Corporation (NYSE: AAC) (“AAC”), a publicly-traded special purpose acquisition company, announced today strategic updates to their previously announced business combination.

Ares Management Corporation (NYSE: ARES) (“Ares”) has committed to a PIPE investment comprising $50 million of convertible preferred stock (the “PIPE”) in the combined company, and X-energy Founder and Executive Chairman, Kam Ghaffarian, Ph.D., has agreed to contribute approximately $30 million to repay certain of X-energy’s outstanding debt and will receive an additional approximately $30 million of PIPE shares upon the closing of the transaction. The PIPE investment and contribution (the “Investments”) are anticipated to close in connection with the completion of the business combination. When combined with Ares’ existing $30 million investment funded shortly after the transaction announcement in December 2022, Ares will have invested a total of $80 million in X-energy upon the closing of the business combination.

Combined with X-energy’s $103 million C-2 private financing and cash-in-trust, this additional capital is expected to deliver approximately $534 million to the combined company, assuming no redemptions by AAC shareholders in connection with the shareholder vote to approve the business combination. The additional capital will help accelerate the development and deployment of X-energy’s advanced technology.

In connection with the Investments, X-energy and AAC have amended the terms of their business combination agreement to revise X-energy’s pre-money equity value to $1.05 billion from $1.8 billion. After adjusting for market conditions, X-energy and AAC believe the amended terms provide an even more attractive entry point for investors to participate in the potential long-term upside of X-energy’s leading nuclear technology and future energy market position. X-energy and AAC are committed to driving long-term value creation for all stakeholders.

“The transition to clean energy is rapidly accelerating across the globe and nuclear is well-positioned to lead the way as a clean, safe, secure and affordable solution,” said Kam Ghaffarian, Ph. D., Founder and

Executive Chairman of X-energy. “The additional investments from Ares and myself provide added capital to help accelerate X-energy’s ability to deliver advanced small modular nuclear reactor technology. We are committed to aligning ourselves with shareholders and the updated valuation underscores that alignment.”

“We are pleased to receive these latest commitments from Ares and Kam, which we believe reflect the robust demand for our proprietary technology and our ability to deliver cost-effective, safe and zero-carbon energy for customers and communities,” said J. Clay Sell, Chief Executive Officer of X-energy. “At the same time, we recognize the opportunity presented by evolving market dynamics to revise the valuation of the transaction and provide a more attractive entry point for investors. We appreciate the continued support from Ares as X-energy remains focused on executing against our strategy for long-term growth.”

“As we continue to make progress toward the completion of the business combination, we are pleased to reaffirm our alignment with our shareholders through an upsized post-closing commitment of $50 million and a revised valuation,” said David Kaplan, Co-Chairman and Chief Executive Officer of AAC and Co-Founder, Director and Partner of Ares. “We look forward to welcoming additional investors who have the opportunity to participate in the future upside of X-energy as a differentiated leader in affordable clean energy generation.”

Transaction Details

In December 2022, X-energy entered into a definitive business combination agreement with AAC. Upon the closing of the transaction, which is expected to be completed in the fourth quarter of 2023, the combined company will be named X-Energy, Inc. and its Class A common stock and warrants are expected to be listed on the New York Stock Exchange.

Completion of the transaction is subject to approval by AAC’s shareholders, the Registration Statement (as defined below) being declared effective by the Securities and Exchange Commission (the “SEC”), and other customary closing conditions.

About X-Energy Reactor Company, LLC

X-Energy Reactor Company, LLC, is a leading developer of advanced small modular nuclear reactors and fuel technology for clean energy generation that is redefining the nuclear energy industry through its development of safer and more efficient reactors and proprietary fuel to deliver reliable, zero-carbon and affordable energy to people around the world. X-energy’s simplified, modular, and intrinsically safe SMR design expands applications and markets for deployment of nuclear technology and drives enhanced safety, lower cost and faster construction timelines when compared with conventional nuclear. For more information, visit X-energy.com or connect with us on Twitter or LinkedIn.

About Ares Acquisition Corporation

Ares Acquisition Corporation (NYSE: AAC) is a special purpose acquisition company (SPAC) affiliated with Ares Management Corporation, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination. AAC is seeking to pursue an initial business combination target in any industry or sector in North America, Europe or Asia. For more information about AAC, please visit www.aresacquisitioncorporation.com.

Additional Information and Where to Find It

In connection with the business combination (the “Business Combination”) with X-Energy Reactor Company, LLC (“X-energy”), AAC filed a registration statement on Form S-4 on January 25, 2023 (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 thereto, filed on March 24, 2023, June 12, 2023, July 3, 2023 and July 25, 2023, respectively, the “Registration Statement”) with the SEC, which includes a preliminary proxy statement/prospectus to be distributed to holders of AAC’s ordinary shares in connection with AAC’s solicitation of proxies for the vote by AAC’s shareholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of securities to be issued to X-energy equity holders in connection with the Business Combination. After the Registration Statement has been declared effective, AAC will mail a copy of the definitive proxy statement/prospectus, when available, to its shareholders. The Registration Statement includes information regarding the persons who may, under the SEC rules, be deemed participants in the solicitation of proxies to AAC’s shareholders in connection with the Business Combination. AAC will also file other documents regarding the Business Combination with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF AAC AND X-ENERGY ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by AAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by AAC may be obtained free of charge from AAC’s website at www.aresacquisitioncorporation.com or by written request to AAC at Ares Acquisition Corporation, 245 Park Avenue, 44th Floor, New York, NY 10167.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination, including statements regarding the benefits of the Business Combination and the Investments, the anticipated timing of the Business Combination and the Investments, the markets in which X-energy operates and X-energy’s projected future results. X-energy’s actual results may differ from its expectations, estimates and projections (which, in part, are based on certain assumptions) and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Although these forward-looking statements are based on assumptions that X-energy and AAC believe are reasonable, these assumptions may be incorrect. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with the Business Combination; (2) the inability to complete the Business Combination or related transactions, including the Investments, as a result of redemptions or otherwise; (3) the inability to raise sufficient capital to fund our business plan, including limitations on the amount of capital raised in the Business Combination as a result of redemptions or otherwise; (4) the failure to obtain additional funding from the U.S. government or our ARDP partner for the ARDP; (5) unexpected increased project costs, increasing as a result of macroeconomic factors, such as inflation and rising interest rates; (6) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the Business Combination; (7) the risk that the Business Combination disrupts current plans and operations; (8) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (9) costs related to the Business Combination and the Investments; (10) changes in the applicable laws or regulations; (11) the possibility that X-energy may be adversely affected by other economic, business, and/or competitive factors; (12) the persistent impact of the global COVID-19 pandemic; (13) economic uncertainty caused by the impacts of the conflict in Russia and Ukraine and rising levels of inflation and interest rates; (14) the ability of X-energy to obtain regulatory approvals necessary for it to deploy its small modular reactors in the United States and abroad; (15) whether government funding for high assay low enriched uranium for government or commercial uses will result in adequate supply on anticipated timelines to support X-energy’s business; (16) the impact and potential extended duration of the current supply/demand imbalance in the market for low enriched uranium; (17) X-energy’s business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto; (18) X-energy’s limited operating history makes it difficult to evaluate its future prospects and the risks and challenges it may encounter; and (19) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by X-energy, AAC or X-Energy, Inc. with the SEC.

The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, the Registration Statement and the proxy statement/prospectus related to the transaction, when it becomes available, and other documents filed (or to be filed) by AAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the conflict between Russia and Ukraine, rising levels of inflation and interest rates and the COVID-19 pandemic, which have caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Investors are cautioned not to put undue reliance on forward-looking statements, and X-energy and AAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. Neither X-energy nor AAC gives any assurance that either X-energy or AAC, respectively, will achieve its expectations.

No Offer or Solicitation

This press release is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

AAC and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from AAC’s shareholders, in favor of the approval of the proposed transaction. For information regarding AAC’s directors and executive officers, please see AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, and the other documents filed (or to be filed) by AAC from time to time with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Business Combination may be obtained by reading the Registration Statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

CONTACTS

X-energy

Investors:

XenergyIR@icrinc.com

Media:

XenergyPR@icrinc.com

Ares Acquisition Corporation

Investors:

Carl Drake and Greg Mason

+1-888-818-5298

IR@AresAcquisitionCorporation.com

Media:

Jacob Silber

+1-212-301-0376

media@aresmgmt.com

Exhibit 99.2 Clean • Safe • Secure • Affordable © 2023 X-Energy Reactor Company, LLC, all rights reserved 1 1 © 2023 X-Energy Reactor Company, LLC, all rights reserved

Disclaimer This presentation (the “presentation”) is being delivered to you by X-Energy Reactor Company, LLC (“X-energy”) and Ares Acquisition Corporation (“AAC”) to assist interested parties in making their own evaluation with respect to a potential business combination of X-energy and AAC and related transactions (the “proposed business combination”). This presentation is provided for informational purposes only and is being provided to you solely in your capacity as a potential investor in considering an investment in the post-business combination company. Any reproduction or distribution of this presentation, in whole or in part, or the disclosure of its contents, without the prior consent of X-energy and AAC, is prohibited. This presentation and any oral statements made in connection with this presentation shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed business combination, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. The distribution of this presentation may also be restricted by law and persons into whose possession this presentation comes should inform themselves about and observe any such restrictions. The recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material, non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the Exchange Act ), and that the recipient will neither use, nor cause any third party to use, this presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder. This presentation and the information contained herein constitutes confidential information, is intended for the recipient hereof only, and is provided to you on the condition that you agree that you will hold it in strict confidence and not reproduce, disclose, forward or distribute in whole or in part without the prior written consent of AAC and X-energy. No Representations and Warranties This presentation is for informational purposes only and does not purport to contain all of the information that may be required to evaluate a possible investment decision with respect to the proposed business combination. Viewers of this presentation should make their own evaluation of the proposed business combination and of the relevance and adequacy of the information and should make other investigations as they deem necessary. This presentation is not intended to form the basis of any investment decision by any potential investor and does not constitute investment, tax or legal advice. No representation or warranty, express or implied, is or will be given by X-energy, AAC or any of their respective affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information in this presentation or any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation of a possible transaction and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto. The information contained in this presentation is preliminary in nature and is subject to change, and any such changes may be material. X-energy and AAC disclaim any duty to update the information contained in this presentation. Forward-Looking Statements This presentation includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. X-energy’s, AAC’s and the post-business combination company’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, X-energy’s and AAC’s expectations with respect to future performance. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination; (2) the inability to complete any proposed business combination or related transactions; (3) inability to raise sufficient capital to fund our business plan, including limitations on the amount of capital raised in any proposed business combination as a result of redemptions or otherwise; (4) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any proposed business combination; (5) the risk that any proposed business combination disrupts current plans and operations; (6) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, rising costs, the ability of the post-business combination company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (7) costs related to the any proposed business combination or related transactions; (8) changes in the applicable laws or regulations; (9) the possibility that X-energy or the post-business combination company may be adversely affected by other economic, business, and/or competitive factors; (10) the ongoing impact of the global COVID-19 pandemic; (11) economic uncertainty caused by the impacts of the conflict in Russia and Ukraine and rising levels of inflation and interest rates; (12) the ability of X-energy to obtain regulatory approvals necessary for it to deploy its small modular reactors in the United States and abroad in a timely way, or at all; (13) whether government funding and/or demand for high assay low enriched uranium for government or commercial uses will materialize or continue; (14) the impact and potential extended duration of the current supply/demand imbalance in the market for low enriched uranium; (15) X-energy's ability to maintain continued funding and obtain increased funding, as needed, under the Advanced Reactor Development Program ( ARDP ); (16) X-energy’s business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto; (17) X-energy’s limited operating history makes it difficult to evaluate its future prospects and the risks and challenges it may encounter; and (18) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by X-energy, AAC or the post-business combination company with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Annual Report on Form 10-K, the Quarterly Reports on Form 10-Q, the proxy statement/prospectus related to the proposed business combination, when they become available, and the other documents filed (or to be filed) by AAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the conflict in Russia and Ukraine, rising levels of inflation and interest rates and the ongoing COVID-19 pandemic, which have caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and X-energy and AAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. Neither X-energy nor AAC gives any assurance that either X-energy or AAC, respectively, will achieve its expectations. Use of Forecasts This presentation contains financial forecasts or forecasts with respect to X-energy’s forecasted financial results. Neither X-energy’s nor AAC’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the forecasts for the purpose of their inclusion in this presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this presentation. These forecasts should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties including with respect to costs and project timelines, that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of future performance of X-energy and actual results may differ materially from those presented in the prospective financial information including, especially, if the estimates and assumptions underlying the forecasts change significantly. Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. All forecasts and estimates included in this presentation are approximations. Financial Information; Non-GAAP Financial Measures The financial metrics disclosed in this presentation have been prepared on a cash basis. Financial information related to X-energy’s performance and results of operations are based on the information available to X-energy at this time, and are subject to change. These results should not be viewed as a substitute for X-energy’s condensed consolidated financial statements prepared in accordance with GAAP that have been audited and reviewed by X-energy’s independent auditors. Accordingly, you should not place undue reliance on these results and key operating metrics. Valuations are as of the dates provided herein and do not take into account subsequent events, including the ongoing impact of COVID-19, the conflicts in Russia and Ukraine, and rising inflation and interest rates, which can be expected to have an adverse effect on certain entities identified or contemplated herein. Additional Information and Where to Find It This presentation is being made in respect of the proposed business combination. AAC has filed a registration statement on Form S-4 with the SEC (as amended from time to time) (File No. 333-269400), which includes a proxy statement and a prospectus of AAC, and each party will file other documents with the SEC regarding the proposed business combination. A definitive proxy statement/prospectus will also be sent to AAC’s shareholders, seeking any required shareholder approval, once ready. Before making any voting or investment decision, investors and security holders of AAC and potential investors in the post-business combination company’s are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by AAC with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by AAC may be obtained free of charge from AAC at www.aresacquisitioncorporation.com. Alternatively, these documents, when available, can be obtained free of charge from AAC upon written request to Ares Acquisition Corporation, 245 Park Avenue, 44th Floor, New York, New York 10167, Attn: Secretary, or by calling 212 750 7300. Participants in Solicitation AAC and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from AAC’s shareholders, in favor of the approval of the proposed business combination. For information regarding AAC’s directors and executive officers, please see AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, and the other documents filed (or to be filed) by AAC from time to time with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the proposed business combination may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding section. Industry and Market Data In this presentation, X-energy and AAC rely on and refer to certain information and statistics regarding the markets and industries in which X-energy competes. Such information and statistics are based on X-energy’s management’s estimates and/or obtained from third party sources, including reports by market research firms and company filings. While X-energy and AAC believe such third party information is reliable, there can be no assurance as to the accuracy or completeness of the indicated information. X-energy and AAC have not independently verified the accuracy or completeness of the information provided by the third-party sources. Trademarks This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners, and X-energy’s and AAC’s use thereof does not imply an affiliation with, or endorsement by, the owners of such trademarks, service marks, trade names and copyrights. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, © or ® symbols, but X-energy, AAC and their affiliates will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. © 2023 X-Energy Reactor Company, LLC, all rights reserved 2

Transaction Updates Strongly Reinforce Shareholder Alignment X-energy has obtained approximately $80 million of capital commitments from Ares and Kam Ghaffarian at a compelling pre-money equity value of $1.05 billion (1) • Ares and X-energy Founder, Kam Ghaffarian, have committed to a combined investment of approximately $80 million ̶ Ares has upsized its PIPE commitment to $50 million Capital Raise • Combined with X-energy’s private round of financing (“Series C-2 Financing”) and AAC’s cash-in-trust, the transaction is expected to deliver Update approximately $534 million to the combined company, assuming no redemptions by AAC shareholders in connection with the shareholders vote to approve the business combination • Transaction proceeds will advance the development and deployment of X-energy’s advanced nuclear technology • X-energy has revised its pre-money equity value to $1.05 billion to offer investors an even more attractive entry point Revised Valuation • X-energy and AAC are committed to driving long-term value creation for all stakeholders • (7/19/23) Energy Northwest and X-energy announced the signing of a joint development agreement (“JDA”) for up to 12 Xe-100 reactors, or up to 960 MW, in central Washington • (8/16/23) Texas Governor Greg Abbott, X-energy CEO Clay Sell and Dow CEO Jim Fitterling held a fireside Select Business chat at The University of Texas at Austin to discuss nuclear energy in Texas and X-energy & Dow’s partnership Updates under the ARDP to build a first-of-a-kind reactor at Dow’s UCC Seadrift Operations manufacturing site on the Texas Gulf Coast. Governor Abbott also announced a directive to study and provide recommendations to position Texas as a national leader on advanced nuclear • X-energy and AAC are working expeditiously to close the transaction, which is expected to be completed in Q4 2023 Transaction Timing 1) Kam Ghaffarian will contribute approximately $30 million to X-energy, which will be used to repay its outstanding obligations under loans from the Bank of New York Mellon (the “BNY Credit Facility”), and in exchange Kam Ghaffarian will receive approximately $30 million in the PIPE security (the “Convertible Preferred Equity”) © 2023 X-Energy Reactor Company, LLC, all rights reserved 3

Ares is a Compelling SPAC Partner for X-energy

Leading Partnership with Ares Acquisition Corporation

- **Ares Acquisition Corporation (“AAC”) is a special purpose acquisition company with $482mm of cash-in-trust[1]**
- **Ares Management Corporation (NYSE: ARES) (“Ares”) is a leading global alternative asset manager with ~$378bn of AUM, ~2,640 employees and ~910 investment professionals**
  - Given Ares’ robust sourcing and underwriting capabilities, AAC has been highly selective in pursuing a business combination
- **Ares aims to be a leader in climate initiatives by incorporating sustainability further into select investments and business practices**
  - Established track record in climate infrastructure with ~$3.7bn invested or committed since 2015 in companies that, among other things, are working to accelerate the transition to a lower carbon economy[2]
- **Ares offers meaningful value creation capabilities for its investments through an experienced public IR team, demonstrated track record of accessing the public markets and dedicated environmental, social and governance (“ESG”) team**

Ares’ Sponsorship and Deep Infrastructure Investing Experience[3]

>10 IPOs
Ares has successfully brought over 10 IPOs to market

~3,100 Portfolio Companies
Deep executive network and collaboration across portfolio companies

~1,980 Institutional Relationships
Significant relationships to assist value creation plan

>$11bn
Committed across ~11 GW of infrastructure opportunities

271 Assets & Companies
Committed infrastructure opportunities

~$3.7bn
Invested or committed across 50+ climate infrastructure opportunities since 2015

Notable Accolades[2]

Private Equity Sponsor of the Year WINNER
Private Equity Sponsor of the Year 2020

Infrastructure Investor AWARDS 2022
Energy Transition Investor of the Year (North America)

Note: As of June 2023. AUM amounts include funds managed by Ivy Hill Asset Management, L.P., a registered investment adviser and a wholly owned portfolio company of Ares Capital Corporation, a subsidiary of Ares
1) *Cash-in-trust as of August 1, 2023*
2) *Investment experience shown includes invested capital from relevant investments made by Ares Infrastructure Opportunities (AIO) and Ares Direct Lending, including Ares Capital Corporation, that are consistent with AIO’s investment mandate*
3) *The performance, awards/ratings noted herein relate only to selected funds/strategies and may not be representative of any given client's experience and should not be viewed as indicative of Ares' past performance or its funds' future performance; All investments involve risk, including loss of principal; Please see endnotes for additional information*

© 2023 X-Energy Reactor Company, LLC, all rights reserved
4

X-energy & Ares – A Differentiated Partnership Compelling Tailwinds in Clean Energy Advanced nuclear is a key component of the clean energy transition and energy security investment themes given its ability to decarbonize power and industrial end markets and provide reliable and continuous operations Significant Market Opportunity with Early Mover Advantages Need for clean, reliable secure energy drives significant addressable market opportunity. Strong customer pipeline of 50+ potential active engagements with multiple revenue streams Advanced Nuclear Technology Leader X-energy’s design drives enhanced safety, lower cost, faster construction timelines, and modular scalability vs. conventional nuclear; broader use cases vs. other SMR competitors, including as a replacement for carbon-intensive power and industrial applications Strong Government Support $1.2 billion of current funding from the Department of Energy’s (“DOE”) Advanced Reactor Demonstration Program ( ARDP”) – one of two demonstration awards out of many applicants Existing Shareholder and Strategic Support 100% rollover from existing investors and funding from key strategic partners, including The Dow Chemical Company (“Dow”) and Ontario Power Generation Inc. (“OPG”) Ares Sponsorship (1) (2) Approximately $110 million commitment from Ares and Kam Ghaffarian and $482 million of cash-in-trust 1) Kam Ghaffarian will contribute approximately $30 million to X-energy, which will be used to repay its outstanding obligations under loans from the BNY Credit Facility, and in exchange Kam Ghaffarian will receive approximately $30 million in the Convertible Preferred Equity 2) Cash-in-trust as of August 1, 2023 © 2023 X-Energy Reactor Company, LLC, all rights reserved 5

Introduction & Company Overview © 2023 X-Energy Reactor Company, LLC, all rights reserved 6

Two Challenges in Nuclear is the only energy source for reliability and decarbonization Opposition “Always-on” baseload energy Global Energy Need to drastically Demand Up Reduce Carbon (1) 50% by 2050 Emissions Generates zero carbon emissions Can be flexibly located near Fossil fuels currently load centers supply ~80% of (2) global energy “Nuclear power plays a significant role in a secure global pathway to net zero” (3) 1) Source: EIA – International Energy Outlook (October 2021) 3) Source: IEA – Nuclear Power and Secure Energy Transitions Report (June 2022) © © 2 20 02 23 3 X X- -E En ne er rg gy y Rea Reacto ctor r Com Comp pa an ny y, , L LL LC, C, a all ll r righ ights ts r re ese ser rve ved d 7 7 2) Source: IEA – New IEA World Energy Outlook (October 2022)

Energy for the Future “ I founded X-energy because the world needs energy solutions that are clean, safe, secure, and affordable. With so much at stake, we cannot continue down the same path.” – Kam Ghaffarian, Founder Steam Turbines Nuclear Islands Expected EPZ Digital rendering of a Xe-100 4-pack (320MWe) © 2023 X-Energy Reactor Company, LLC, all rights reserved 8 energy

X-energy at a Glance

Founded in 2009

14 years of investment and development

Rockville, MD Headquarters

Rooted in the nuclear community with proximity to the DOE and Nuclear Regulatory Commission (NRC)

50+ Years of R&D

Built upon years of R&D in high temperature gas reactors

~500 Employees

Leading Gen IV nuclear development and licensing team[(1)]

$1.2bn Federal Funding

Selected for DOE's Advanced Reactor Demonstration Program[(2)]

~$645mm Investment

Capital invested to date with approximately $80 million of committed capital[(3)]

X-energy's Advanced Nuclear Technology



Our High Performing Reactor: Xe-100

- Gen-IV High-Temperature Gas-cooled Reactors (HTGR) have advantages in sustainability, economics, reliability, safety, and versatility in application
- Each reactor will be engineered to operate as a single 80 MWe unit and is optimized as a four-unit plant delivering 320 MWe



Our Clean and Safe Fuel: TRISO-X

- Our reactors will use tri-structural isotropic (TRISO) particle fuel, developed and improved over 60 years
- TRISO is designed not to melt and can withstand extreme temperatures that are well beyond the threshold of current nuclear fuels
- We manufacture our own proprietary version (TRISO-X) to ensure supply and quality control





Other Strategic R&D Initiatives

- We're developing advanced concepts for nuclear power and propulsion for potential military, critical infrastructure and space applications

1) *As of June 2023*
2) *Awarded in December 2020*
3) *As of August 2023, includes $240mm of government funding, $103mm invested capital of Series C-2 financing, including a $30mm investment from Ares Management, and $80mm capital commitment, including $50mm from Ares Management and approximately $30 million from Kam Ghaffarian*

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© 2023 X-Energy Reactor Company, LLC, all rights reserved
9

energy

Our Traction, Accomplishments & Risk Reduction to Date

2009 - 2014: Initial Concept

- **Founded by Kam Ghaffarian**



- **Reactor engineering team in place**, led by Dr. Eben Mulder & Dr. Martin Van Staden
- Completed market study and design choices, and **finalized design parameters for Xe-100**



2015 - 2018: Technical Development Focus

- X-energy hired fuel team and began development of TRISO-X
- Established pebble fuel manufacturing capability



- **Began regulatory engagement with the NRC.** Produced first pebble in pilot fuel facility

2019 - 2021: Preparation for Commercialization

- **Clay Sell appointed CEO**



- Initiated commercialization track and regulatory engagement with Canadian Nuclear Safety Commission
- **Selected for DOE's Advanced Reactor Demonstration Program ("ARDP") (one of two demonstration awards out of many applicants)**

2022 - 2023: Customer Wins & Commercialization Acceleration

- ONTARIO POWER GENERATION — **Signed framework agreement** to deploy **Xe-100** for industrial applications
- **Signed agreement** to develop a four-unit Xe-100 at one of Dow's Texas sites utilizing ARDP funding — DOW
- **Signed agreement** to consider deploying up to 12 Xe-100 reactors in central Washington — ENERGY NORTHWEST
- **Groundbreaking of TRISO-X advanced nuclear fuel facility**
- **Inflation Reduction Act passed**, providing significant tax incentives for the deployment of advanced nuclear reactors

Note: Commercialization assumes regulatory approvals have been obtained to permit construction of the facility as projected. The regulatory process, including necessary NRC approvals and licensing, is a lengthy, complex process and projected timelines could vary materially from the actual time necessary to obtain all the required approvals. While there is some possibility of an expedited approval process for SMR technology, there is presently no clear path for expedited permitting energy
© 2023 X-Energy Reactor Company, LLC, all rights reserved
10

Leadership Team: Deep Nuclear Roots, Technical & Business Pedigrees

Average 25+ Years of Nuclear / Energy Experience with Specialty in Design, Operations, Government Relations and Public Markets

Key Leadership Team



Dr. Kam Ghaffarian
Executive Chairman & Founder

35+ years as a successful entrepreneur across energy, space, contracting, and technology



J. Clay Sell
Chief Executive Officer

25+ years of energy experience in private and public sectors; former Deputy Secretary of the U.S. DOE



Harlan Bowers
President

25+ years managing successful delivery of spacecraft programs



Steve Miller
Senior Vice President & General Counsel

20+ years of energy experience; former Senior VP and General Counsel of Constellation Energy Group's Power Generation business



Mark Mize
Senior Vice President & Chief Financial Officer

25+ years of energy experience; former CFO and Treasurer at multiple public and private companies, including Petrohawk Energy



Dr. Pete Pappano
President, TRISO-X

18+ years of experience in graphite and fuel fabrication, including the U.S. DOE and Oak Ridge National Laboratory



Dr. Eben Mulder
Senior Vice President, Chief Scientist

30+ years of experience in pebble-bed design and architecture; former Chief Scientific Officer of South Africa's Pebble Bed Modular Reactor (PBMR) Program



Dr. Martin van Staden
Senior Vice President, Xe-100 Engineering

25+ years of experience in power generation, including South Africa's PBMR program



Thomas Nixon
Senior Vice President, Commercial Operations

30+ years of project management experience; led data center expansion at Google and was responsible for large nuclear construction projects at Bechtel



Carol Lane
Vice President, Government Affairs

25+ years in policy, legislative, and business development activities with the executive branch and Congress



David Bannister
Vice President, Major Commercial Projects Execution

35+ years of technical, executive management, and nuclear power industry experience, including Emirates' Barakah Nuclear Project



Alan Ho
Vice President, Chief Procurement Officer

40+ years in major company executive positions; built the Procurement Supply Chain organization for Nawah, the nuclear operating company for Emirates

~500 Employees *Including 50 PhDs and 120 Masters in Engineering / Science*(1)

1) *As of June 2023*

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11

Key Investment Highlights Powerful Significant total addressable market for advanced nuclear – a carbon-free, always-on generation source Tailwinds in capable of addressing the global need for clean energy Clean Energy Safe, Simplified and designed to be meltdown proof, the Xe-100 drives enhanced safety, lower cost, faster Advanced construction timelines and modular scalability with broader use cases vs. conventional nuclear competitors, Nuclear including in carbon-intensive power and industrial applications Design Government Nuclear energy is garnering significant bipartisan support from U.S. government initiatives, including the Company’s current $1.2bn ARDP funding and substantial tax incentives in the Inflation Reduction Act (“IRA”) Support Growing External validation from blue-chip customers supporting a pipeline of 50+ opportunities, including potential Customer projects for Dow and OPG, both of whom have provided funding to X-energy Pipeline Attractive Capex-light, services-driven business model, including technology licensing, fuel sales and long-term Business recurring offerings, is designed to drive attractive free cash flow generation Model Innovative Forward-thinking team with an average 25+ years of experience in the nuclear / energy sectors. Management Management has deep capabilities in design, operations, government relations and public markets and is supported by 50 (1) PhDs and 120 Masters in Engineering / Science Team 1) As of June 2023 © 2023 X-Energy Reactor Company, LLC, all rights reserved 12

X-energy is Building Advanced Nuclear Technology © 2023 X-Energy Reactor Company, LLC, all rights reserved 13

X-energy Is Advancing Nuclear Energy Modular design and off-the-shelf Carbon-free, always-on generation components designed to drive source capable of addressing the scalability, accelerated timelines global need for clean energy and ability to manage construction Affordable Clean cost – revolutionizing the construction of nuclear reactors Radically simpler design with 1/6th the TRISO-X fuel is designed not to safety systems of a traditional melt. X-energy plants are designed to reactor. Reduction of components Simple Safe be meltdown proof and are built to enables predictability on costs. require no operator actions under Modular components designed to be adverse conditions road-shipped and assembled on site Load- Load-following capability can support X-energy plants are designed to deliver Versatile intermittent solar and wind power heat at high temperatures (565°C), Following generation. The Xe-100 is designed to providing a clean solution for various ramp up or ramp down between 40% use cases, including critical and full power in 12 minutes industrial applications © 2023 X-Energy Reactor Company, LLC, all rights reserved 14

X-energy & Gen IV SMRs are Key to the Energy Transition X-energy’s solution will outperform other energy sources on key criteria essential to decarbonization (1) SMRs Traditional Renewables Large-Scale Gen III+ / Gen IV Fossil Fuels (Solar & Wind) Nuclear Carbon-Free û✓✓✓✓ Power Reliable Baseload ✓û✓✓✓ Power Xe-100 is designed to ramp Efficient Load down to and up from 40% power ✓ûûû✓ (2) Following in 12 minutes Xe-100 output steam Industrial Heat Use expected to achieve ✓ûûû✓ Case temperatures well beyond Gen III+ SMRs Emergency Planning (3) -- -- Zone Within Site û✓✓ Boundary TRISO-X Fuel to be utilized in the Xe-100 is designed to be Fuel Safety û✓ûû✓ meltdown proof Land Efficiency û/✓û✓✓✓ Source: U.S. Department of Energy, U.S. Nuclear Regulatory Commission, Gen IV International Forum, Nuclear Innovation Alliance, Company websites 1) Advanced Small Modular Reactors (“SMRs”) 2) The Xe-100 is designed to ramp up or ramp down faster than the existing technologies 3) EPZ is expected to match site boundary and is subject to approval by the NRC © 2023 X-Energy Reactor Company, LLC, all rights reserved 15

Xe-100 – A Pioneering Gen IV Nuclear Reactor

80 MWe modular design & manufactured components designed to drive scalability, accelerated timeline and cost control

Xe-100 Schematic


Nuclear Island
TRISO-X Fuel
Steam Generator
Reactor Core
Steam at 565°C
Spent fuel stored in canisters
Conventional Island
Power Generation
Process Heat

Modular & Standardized

- Each reactor module is connected to its own steam turbine generator or process heat offtake, so **modules can be constructed / operated independently, and even added as demand grows**
- Onsite work is reduced, and a significant portion of quality control is shifted to centralized fabrication & integration facilities

Manufacturable, Road-Shippable Components

- Simpler, standardized design allows for **mass production of road-shippable components**
- In contrast, the complex design of traditional nuclear construction has required on-site construction

Intrinsically Safe

- **Xe-100 is designed to avoid the need for additional safety systems**
- Intrinsically safe design means **1/6th the safety systems of a traditional reactor** and fewer materials (e.g., ~95% less concrete than legacy nuclear plants)
- Simple control system with only 4 variables expected to allow for more automated operations & fewer personnel

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16

SMRs are Attractive Compared to Conventional Nuclear

SMRs' lower capital costs, simplified operations and improved safety profile are a significant improvement over conventional nuclear

	Xe-100	Conventional Nuclear[1]
Power	320 MWe *4-Pack* *powers ~240k homes*	~1,150 MWe *powers ~900k homes*
Applications	• Baseload Power • Load-Following • Industrial-Grade Steam	• Baseload power
Refueling	• Fully-Automated Fuel Handling • Online Refueling	Requires shutdown for refueling every 18 – 24 months
Acreage	26 acres	500 acres
Construction Timeline	3-4 Years	8-10+ Years
# of Site Employees	~96 for Xe-100 four-pack (320 MWe) ~212 for three Xe-100 four-packs (960 MWe)	400
Fuel	High-assay low-enriched uranium *(~15.5% enriched)*	Low-enriched uranium *(<5% enriched)*
Containment	Containment is primarily provided by TRISO-X fuel	Large steel and concrete containment structure

Site-Bounded Emergency Planning Zone ("EPZ")[2]



X-energy expected EPZ (~26 acres)

Typical Large Scale Nuclear EPZ (10-mile radius)

Lower Capital Cost Makes SMRs More Accessible to Customers[3]

"SMRs provide more certainty of achieving a predicted cost with reduced risk of overrun." – DOE



$4,140mm
$1,150mm
$288mm

Advanced SMR
DOE NOAK overnight capital cost illustratively applied to an 80-320 MWe SMR.

Advanced Large Light Water Reactor
DOE NOAK overnight capital cost illustratively applied to a 1,150 MWe AP1000.

1) *Represents Westinghouse AP1000, the most recently constructed conventional nuclear plant in the U.S.*
2) *Represents illustrative location, not an actual Xe-100 location*
3) *U.S. Department of Energy – Pathways to Commercial Liftoff: Advanced Nuclear (March 2023). Assumes target NOAK capital cost of $3,600/kW, inclusive of 30% ITC*

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17

energy

TRISO-X Fuel – Intrinsic Safety

The Department of Energy describes TRISO fuel as "the most robust nuclear fuel on Earth"(1)

It retains waste and fission products within the fuel during all foreseeable adverse conditions, even worst-case accidents, and it is designed not to melt

- **X-energy manufactures its own proprietary TRISO encapsulated fuel ("TRISO-X")** to ensure supply & quality control. TRISO Fuel has a 60+ year demonstrated track record through prototype and full-scale reactors
- HALEU-based fuel like TRISO-X increases burnup and efficiency, which decreases costs
- Because **TRISO-X Fuel IS a containment vessel and is designed not to melt**, the Xe-100 does not require large, expensive concrete & steel containment structures
- The low reactor power density and self-regulating core design means that if cooling stops, the core naturally shuts down. This **prevents the reactor from melting under foreseeable adverse conditions and requires no operator actions under such adverse conditions**

➡ **Physics, not mechanical systems, ensures safety**

Fuel Process

Step 1



~15.5% Enriched Uranium Kernel

Feedstock sourced from third parties

Step 2



TRISO Fuel Particle (~1mm Diameter)

Uranium kernel encased in carbon and ceramic layers

Step 3



TRISO-X Fuel Pebble (60mm Diameter)

~18,000 TRISO particles per pebble set in graphite matrix

Step 4



Pebble Bed

>200,000 pebbles form the core of each Xe-100 reactor

1) *Source: Office of Nuclear Energy – TRISO Particles: The Most Robust Nuclear Fuel on Earth (July 2019)*

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18

North America’s First Commercial Advanced Nuclear Fuel Fabrication Facility Digital rendering of a TRISO Fuel Facility © 2023 X-Energy Reactor Company, LLC, all rights reserved 19

Fuel Facility Construction Progress

Proven Fuel Demonstration Facility



X-energy TRISO-X Fuel Fabrication Pilot Facility at Oak Ridge National Laboratory

X-energy's TRISO-X Pilot Facility has been operational since 2017

- Features commercial scale singular process line for X-energy TRISO-X patented fuel manufacturing process
- X-energy's pilot facility employs the same techniques and technologies as those that will be used in the fuel facility being constructed in Tennessee
- NRC is familiar with process and has visited site to observe pilot manufacturing
- Presently producing kilogram batch quantities for commercial contracts, validating TRISO-X product and increasing demand

Construction of Fuel Facility



The next generation of

Groundbreaking for X-energy's TRISO-X facility in Oak Ridge, TN in October 2022

North America's First Commercial Advanced Nuclear Fuel Fabrication Facility

- Submitted Category II Fuel Fabrication Facility safety related application to NRC in April 2022 and the environmental report in September 2022. In November 2022, the NRC docketed and accepted the application for review
  - DOE supported application for fuel facility
- Final Fuel Facility Equipment Design Layout completed in Q4 2022
- The Fuel Fabrication Facility is designed to handle up to 5 metric tons of uranium per year once fully built-out
  - Additional Fuel Fabrication Facilities to be staged according to demand schedule and optimal capital allocation

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Versatility Creates Opportunity for New Nuclear Applications X-energy is targeting end-markets beyond just conventional power generation to satisfy diverse decarbonization needs Conventional High-Temperature Power Steam for Generation Industrial Use Replace & Canadian Oil Sands Re-Use Legacy Decarbonization Coal Sites Clean Critical 24/7 Hydrogen Data Center Production Power Load Following to 24/7 Power for Complement Remote Sites Xe-1 Mobile Renewable Use © 2023 X-Energy Reactor Company, LLC, all rights reserved 21 energy

Versatility Creates Opportunity for New Nuclear Applications (Cont'd)

Xe-100 could enable bespoke solutions for the world's most challenging decarbonization efforts

Repurposes Coal Facilities



DOE identified ~315 operating and retired coal plant sites (~260 GWe) in 2022 as candidates for a coal-to-nuclear transition

- Nuclear overnight costs could decrease by ~15-35% vs. greenfield construction projects through reuse of coal facility infrastructure
- Potential to increase regional economic activity by up to $275 million and add hundreds of permanent jobs to the region while decreasing greenhouse gas emissions by 80%+

Supports Industrial Applications



X-energy can provide cost-competitive, carbon-free process heat and power to industrial facilities

- Transportation and industry comprise >50% of US emissions, 2x that of the electricity grid

Enables Clean Hydrogen Production


H_2
Hydrogen H_2
zero emission

X-energy can provide clean electricity to power Hydrogen Hubs

- Hydrogen has the potential to become one of the principal fuels in a low-carbon economy, but it is highly energy intensive to produce
- Compared to the intermittent sources of wind and solar energy, the Xe-100 can provide a reliable source of energy to power the production of pink hydrogen

Source: Office of Nuclear Energy – "DOE Report Finds Hundreds of Retiring Coal Plant Sites could Convert to Nuclear" (September 2022); DOE – "Investigating Benefits and Challenges of Converting Retiring Coal Plants into Nuclear Plants" (September 2022); EPA – "Sources of Greenhouse Gas Emissions" (August 2022)

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22

X-energy's Thermal Output is Well Positioned to Satisfy Most Industrial Applications


Steam Output Temperature
100 °C
200 °C
300 °C
400 °C
500 °C
600 °C
700 °C
800 °C
900 °C
1,000 °C
HTSE and Thermo-Chemical Hydrogen Production
Coal Gasification
800-1,000°C
Hydrogen Steam Reforming
Biomass Hydrothermal Gasification
500-900°C
Cogeneration of Electricity / Steam
350-800°C
Oil Shale & Oil Sand Processing
300-600°C
Petroleum Refining
250-550°C
Ethanol Concentration
Seawater Desalination
District Heating
80-200°C
Gen III+ SMRs
energy

"[High Temperature Gas-Cooled Reactors] have the most market potential for supplying industrial heat applications"

– BREAKTHROUGH INSTITUTE

Source: Steam output temperatures based on respective SMR technology and selected public company disclosure

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23

Competitive Position Reinforced by $1.2 Billion ARDP Grant X-energy’s selection for the DOE’s Advanced Reactor Demonstration Program represents a critical advantage over other competitors Construction of the Commercialization of ARDP to Support: 1 Design of the Xe-100 2 3 first fuel facility the first reactor What ARDP Selection Means to X-energy In December 2020, X-energy was selected to receive $1.2bn in funding to deliver a first-of-a-kind commercial advanced nuclear plant and TRISO-X fuel fabrication facility ✓ Recognition from the DOE as an advanced reactor technology of choice (one of two demonstration awards out of many applicants) (1) ✓ Provides funding to support design, licensing, commercialization and construction of the first-of-a-kind reactor ✓ Facilitates first customer deployment ✓ Strengthens DOE’s support of the advancement of TRISO fuel In May 2020, the DOE announced the ARDP to accelerate the development of advanced nuclear reactors through cost-share partnerships, believing that advanced nuclear energy systems hold enormous potential to lower emissions, create new jobs and build a stronger economy Note: Commercialization assumes regulatory approvals have been obtained to permit construction of the facility as projected. The regulatory process, including necessary NRC approvals and licensing, is a lengthy, complex process and projected timelines could vary materially from the actual time necessary to obtain all the required approvals. While there is some possibility of an expedited approval process for SMR technology, there is presently no clear path for expedited permitting 1) In November 2021, President Biden signed into law the Infrastructure Investment and Jobs Act, which included $2.5bn of appropriated funding for ARDP through 2025 © 2023 X-Energy Reactor Company, LLC, all rights reserved 24

X-energy and Dow Partner to Decarbonize Industrial Processes On March 1, 2023, Dow and X-energy announced their entry into an agreement to build the Xe-100 under the ARDP • Dow and X-energy have signed a joint development agreement (“JDA”) and on May 11 announced that they intend to deliver the first advanced nuclear reactor at Dow's UCC Seadrift Operations manufacturing site ( Seadrift ) in Texas by the end of the decade. The project is expected to decarbonize the manufacturing of specialty chemical products by providing process heat and power nd • Seadrift is Dow’s 2 largest facility in Texas and the site’s power and steam needs Dow is one of the world’s largest diversified match the anticipated capabilities of the Xe-100 – a key reason why the Xe-100 chemical manufacturing companies was selected • The project will benefit from ARDP grant proceeds provided by the U.S. Department of Energy, as well as the incentives included in the Inflation Reduction Act • The JDA is driven by Dow’s corporate commitment to reduce its net annual carbon emissions by 5 million metric tons versus its 2020 baseline (15% reduction) • Proposed Seadrift site emission reductions of 440,000 MT CO2e / year would set a strong precedent for other industrial decarbonization use cases • The JDA supports up to $50mm in engineering work, including the preparation and submission of a Construction Permit application to the NRC • Dow and X-energy expect construction to begin in 2026 and to be completed by the Digital rendering of Dow’s planned advanced nuclear facility in Seadrift, Texas end of the decade “ The collaboration with X-energy and the DOE will serve as a leading example of how the industrial sector can safely, effectively and affordably decarbonize.” – Jim Fitterling, Dow Chairman and CEO Note: Commercialization assumes regulatory approvals have been obtained to permit construction of the facility as projected. The regulatory process, including necessary NRC approvals and licensing, is a lengthy, complex process and projected timelines could vary materially from the actual time necessary to obtain all the required approvals. While there is some possibility of an expedited approval process for SMR technology, there is presently no clear path for expedited permitting © 2023 X-Energy Reactor Company, LLC, all rights reserved 25

X-energy and Energy Northwest Sign JDA for Xe-100 Project

On July 19, 2023, Energy Northwest and X-energy announced the signing of a joint development agreement ("JDA") for up to 12 Xe-100 reactors, or up to 960 MW, in central Washington

Signed Joined Development Agreement

- Energy Northwest and X-energy have engaged extensively on plans for an Xe-100 facility in central Washington since 2020
- Under the JDA, the Xe-100 project is expected to be developed at a site controlled by Energy Northwest adjacent to Columbia Generating Station

Project Size	*Up to 12 Xe-100 reactors; up to 960 MW*
Timeline	*Expect to bring the first Xe-100 reactor online by end of 2030*
JDA Details	*Defines general scope, location, and schedule; provides for subsequent definitive agreements*

About Energy Northwest

- Energy Northwest is a Washington state public power joint operating agency and a premier provider of carbon-free electricity
  - Energy Northwest comprises 28 public power member utilities, serving more than 1.5mm customers
- Energy Northwest currently owns or operates eight clean energy generating facilities throughout the Northwest region of the United States, including Columbia Generating Station in Richland, which is the only commercial nuclear energy facility in the region

*"Energy Northwest's mission is to provide the region with clean, reliable and affordable electricity, and **X-energy's innovative advanced reactor technology will be a valuable addition** to our existing portfolio of carbon-free electric generating resources,"*

– Bob Schuetz, Energy Northwest CEO

Note: Construction of any Xe-100 reactors for Energy Northwest is contingent on negotiation of and entry into certain other agreements. Commercialization assumes regulatory approvals have been obtained to permit construction of the facility as projected. The regulatory process, including necessary NRC approvals and licensing, is a lengthy, complex process and projected timelines could vary materially from the actual time necessary to obtain all the required approvals. While there is some possibility of an expedited approval process for SMR technology, there is presently no clear path for expedited permitting

© 2023 X-Energy Reactor Company, LLC, all rights reserved

26

Meaningful Customer Support Industry leaders in both power generation and industrial applications recognize the Xe-100’s ability to facilitate decarbonization OPG is the third largest utility in Canada and one of the largest, most Grant County Public Utility District (“GCPUD”) is a member of diverse power producers in North America Energy Northwest and a public utility in Washington state • On July 12, 2022, OPG and X-energy signed a framework • GCPUD is considering a deployment of the Xe-100 in Grant agreement to deploy Xe-100 reactors for industrial applications in County by 2032, after a competitive selection process Canada • OPG is the first utility to announce intention to promote application • Grant County is seeking new sources of reliable, affordable and emissions-free electricity to support its rapidly growing population, of SMRs to industrial heat applications which has outpaced the U.S. annual growth rate 28 out of the last 30 years, and continued strong demand from commercial • OPG has made multiple investments into X-energy and has a customers like data centers board seat, demonstrating OPG’s commitment to X-energy’s future success “Working with X-energy on the Xe-100, we can help heavy industry reach “We’ll learn from the lessons of this first deployment with Dow, so that we climate change goals by using clean, safe electricity and high may quickly follow with our Xe-100 plant in Grant County by 2032” temperature steam efficiently produced through evolutionary nuclear technology” – Ken Hartwick, OPG President and CEO – Kevin Nordt, GCPUD’s Chief Resource Officer Source: Grant County Economic Development Council © 2023 X-Energy Reactor Company, LLC, all rights reserved 27 energy

Growing Customer Pipeline

X-energy's current pipeline represents 50+ estimated opportunities across a variety of use cases and geographies

Tier I – Advanced Partnerships

In active negotiations with six parties, each with unique use cases

DOW

Signed joint development agreement to support the **development and commercial demonstration** of the country's first Generation IV nuclear reactor

ENERGY NORTHWEST

Xe-100 is preferred SMR technology, and has signed a joint development agreement to deploy up to 12 Xe-100 reactors in Washington state

ONTARIO POWER GENERATION

Signed framework agreement to **deploy Xe-100s at industrial sites** in Ontario and throughout Canada

Grant PUD

Considering **deployment of Xe-100 in Grant County** by 2032

Confidential European Utility

Looking to **replace legacy (Generation II) nuclear assets**

Confidential U.S. Utility

Focused on meeting **site demand needs and modular scalability** over time

Classification		Potential Customers	Proposed Use Cases	Customer Geography
Tier I	**Advanced Partnerships** *In negotiations with six parties, each with unique use cases*	**6 Parties**	Electricity Industrial Heat Coal Replacement Hydrogen Mining Data Center	
Tier II	**Actively Engaged** *In discussions on potential project specifications*	**20 Parties**		
Tier III	**Early Discussions** *Pursuing customer with multiple conversations to assess the Xe-100 as a decarbonization solution*	**27 Parties**		
		50+ Parties		

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28

Market Overview © 2023 X-Energy Reactor Company, LLC, all rights reserved 29

Global Macro Themes Drive Support for Nuclear

Net-zero targets require substantial build-out of clean, firm[(1)] generation resources that can reach many sectors of the economy

Nuclear Can Support Decarbonization Beyond Electric Power[(2)]



Commercial & Residential 13%
Agriculture 10%
Transportation 29%
Industry 23%
Electric Power 25%
Total U.S. Greenhouse Gas Emissions by Economic Sector (2021)(2)

Estimated Capacity Additions Required to Achieve Net-Zero in the US (GW)[(3)]

- The DOE projects that the US will need to add **~550-770 GW of clean, firm capacity to achieve net-zero emission targets by 2050**



1,278
205
866
206
3,878
2,596
537
745
2,669
1,175
515
979
+~550 GW
+~770 GW
2021
Higher Renewable Case 2050
Lower Renewable Case 2050
Clean, Firm(1)
Non-Clean, Firm
Variable

1) Firm power refers to generation sources that can provide stable energy supply during all seasons and during periods of weeks up to months, including nuclear, natural gas with carbon capture and renewables with long-duration storage
2) EPA – Sources of Greenhouse Gas Emissions (April 2023)
3) U.S. Department of Energy – Pathways to Commercial Liftoff: Advanced Nuclear (March 2023). Per the DOE, the Pathways to Commercial Liftoff reports were developed through extensive stakeholder engagement and a combination of system-level modeling and project-level financial modeling. The DOE's 'Lower Renewables Case' assumes renewables buildout bounded by limitations from transmission, land use, regional characteristics, etc. implying increased need for clean, firm generation to achieve the same Net Zero goals by 2050; the DOE's 'Higher Renewables Case' assumes higher renewables buildout (i.e., more variable renewables capacity) and therefore a lower buildout of clean, firm generation is needed

© 2023 X-Energy Reactor Company, LLC, all rights reserved
30

Clean Energy Transition Drives Market Opportunity

X-energy is well positioned to address the potential ~200 GW market for SMRs in the United States

DOE Modeling Scenarios of Advanced Nuclear Capacity by 2050 (GW)[1]


High
Infrastructure / Renewables Limitations
Low
108 GW
233 GW
455 GW

- **DOE system modeling results indicate demand for ~200 GW[1] of new nuclear capacity**, comparing favorably with other clean, firm options including renewables paired with long duration energy storage and fossil fuel generation with carbon capture

200 GW of new nuclear additions would represent 625 X-energy 4-pack reactors

Est. FOAK to NOAK LCOE Ranges of Clean, Firm Resources ($/MWh)


FOAK with Tax Credits
NOAK with Tax Credits
$109
$66
$119
$69
$99
$63
Advanced Nuclear (2)
Renewables with Storage for 24/7 Load Matching (3)
Natural Gas with Carbon Capture and Storage (4)

- Decarbonizing the last ~20% of the grid would be very difficult and expensive without firm power. **As renewables penetration rises and the value of grid stability provided by firm power increases, the DOE expects advanced nuclear to be an attractive option**

1) *U.S. Department of Energy – Pathways to Commercial Liftoff: Advanced Nuclear (March 2023). Per the DOE, the Pathways to Commercial Liftoff report was developed through extensive stakeholder engagement and a combination of system-level modeling and project-level financial modeling. The DOE's modeling scenarios (Low, Infrastructure / Renewables Limitations, High) reflect the range of potential outcomes for advanced nuclear capacity by 2050 per their models as presented in the report. Throughout the report, the DOE uses 200 GW of new advanced nuclear power capacity as a benchmark for substantiating what it would take to deploy at scale, a mid-point from modeling exercises that appears ambitious yet achievable.*
2) *Advanced nuclear estimated levelized cost of electricity ("LCOE") from $3,600/kW (NOAK) and $9,000/kW (FOAK) overnight capital cost and includes 30% Investment Tax Credit ("ITC")*
3) *Renewables with storage for 24/7 load matching from Long Duration Energy Storage Council's "A path towards full grid decarbonization with 24/7 clean Power Purchase Agreements," and the LCOE is calculated as (annualized cost of renewable generation + storage capacity) / clean energy delivered to the off-taker excluding additional costs or revenues that would impact final power purchase agreements' price and includes the ITC for the full investment cost of the facility*
4) *Natural gas with carbon capture and storage numbers from the McKinsey Power Model and includes the 45Q tax credit*

© 2023 X-Energy Reactor Company, LLC, all rights reserved
31

Policymakers Recognize the Importance of Nuclear to Address the Global Need for Clean Power

United States

The Senate is **committed to embracing and promoting nuclear power as a clean baseload energy source necessary to achieve a reliable, secure and diversified electric grid.** *(Proposed S.Res. 321)*

Proposed 2023 resolution supported by bipartisan coalition of 15 senators, including:


Manchin (D-WV)


Graham (R-SC)


Booker (D-NJ)


Budd (R-NC)


Coons (D-DE)


Tillis (R-NC)


Brown (D-OH)

Nuclear energy is a very clean, very reliable way to generate energy safely - as we do every single day in this country in multiple sites.


Senator Marco Rubio (R-FL) (2022)

Nuclear has to be part of the array of clean energy technologies, zero-carbon emitting baseload power.


Jennifer Granholm, U.S. DOE Secretary (2022)

***Billions** allocated to nuclear in **every recent significant energy-related legislation** with **strong bipartisan support** under both Republican and Democratic Presidential Administrations*

International

This government has worked will full force to remove the obstacles erected to prevent new nuclear power. **The climate transition requires a doubling of electricity production in the next 20 years, and nuclear power plays a decisive role for us to succeed in this.**


Romina Pourmokhtari, Minister for Climate and the Environment (Liberal) (2023)

Nuclear is the only form of reliable, low carbon electricity generation which has been proven at scale and returns more than a hundred times as much power as a solar site of the same size. **We can only secure a big enough baseload of reliable power for our island by drawing on nuclear.**

British Energy Security Strategy (2022)

Nuclear Energy – as a **non-emitting source of energy** – is **critical** to the **achievement of Canada's and the world's climate goals.**


Jonathan Wilkinson, Natural Resources Minister (CNA) (2022)

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32

Inflation Reduction Act Represents a Significant Increase in U.S. Government Support for the Advanced Nuclear Industry New U.S. government support will meaningfully accelerate the deployment of advanced nuclear reactors U.S. Government Funding for Advanced Nuclear ($ in millions) Investment tax credits of up to 50% of initial ✓ Inflation Reduction Act’s Investment Tax Credit and capital costs or inflation-adjusted production Production Tax Credit represent a meaningful increase (2) tax credits for advanced nuclear in government support for advanced nuclear. Investment tax credits can equal up to 50% of initial capital cost ✓$700mm has been slated in appropriations to support the availability of HALEU nuclear fuel for research, development and demonstration ✓ The IRA has increased the DOE’s loan guarantee program to $250bn, which could be applicable to certain advanced nuclear projects ~$3,500 Case Study: Solar Industry Demonstrates Tax Credit Impact Since the solar Investment Tax Credit was enacted in 2006, the (1) Previously Announced Programs Inflation Reduction Act (3) U.S. solar industry has grown by more than 200x 1) Includes Research Funding (i.e., average annual research funding for advanced nuclear since 2009 according to DOE) of $66mm, Project Pele of $40mm, HALEU Demonstration program of $170mm and ARDP of $3.2bn 2) Inflation Reduction Act includes $700mm to support HALEU and also provides our customers the option of electing either the Investment Tax Credit or the Production Tax Credit (see next page for additional detail) 3) Source: Solar Energy Industries Association – Solar Investment Tax Credit (August 2022) © 2023 X-Energy Reactor Company, LLC, all rights reserved 33

IRA Provides Significant Support for SMR Deployment

Up to $880mm in tax credits per 4-pack reactor enhances SMR economics for customers

	Clean Electricity Production Tax Credit(1) (§ 45Y)	Clean Electricity Investment Tax Credit(2) (§ 48E)
Per Customer Benefit	*Up to ~$88 million potential tax credits to customer per 4-pack reactor per year for 10 years, adjusting each year for inflation*	*Up to ~60 cents per dollar of construction costs, assuming a 20% investment tax credit cost step up, of potential tax credits to customer, claimed in the year when the plant is placed in service*

Customers will have the option to select the Production Tax Credit or the Investment Tax Credit depending on which is most advantageous

Potential Value Creation

Production Tax Credit: **320MWe plant** (4-pack of 80MWe) ✖ **95% utilization** ✖ **8,760,000** (converting MWe to kWh)(3) ✖ **3.30 ¢/kWh tax credit(4)**

Investment Tax Credit: **$1.00** of overnight construction costs ✖ **20% Anticipated Investment Tax Credit Cost Step Up(5)** ✖ **50% Investment Tax Credit**

How it Works

Tax credit of 1.5¢/kWh adjusted annually for inflation (2.75¢/kWh in 2022) of electricity produced and sold for 10 years of electricity production

- + 10% boost if reactor is in an "energy community" (e.g. former coal mine or brownfield site)
- + 10% boost if reactor constructed with domestic iron and steel and minimum percentage of domestic manufactured products (or an exception applies)

= 3.30¢/kWh total credit

Tax credit of 30% of the initial capital cost in a facility

- + 10% boost if reactor is in an "energy community" (e.g. former coal mine or brownfield site)
- + 10% boost if reactor constructed with domestic iron and steel and a minimum of 40% domestic manufactured product (or an exception applies)

= up to 50% tax credit on upfront capital costs

Note: See end note for key assumptions

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Support for Nuclear Continues to Gain Momentum Majority of states either already have nuclear facilities or are supportive of adopting SMR development Montana – Passed Washington – Enacted Indiana – Passed state legislation to ease state Nebraska – State bill West Virginia – Governor Justice Clean Energy law directing state PUC authorization to build new passed to provide tax signs bill eliminating the state’s Transformation Act to adopt rules for building nuclear reactors incentives for SMRs ban on development of nuclear requiring phase-out of Inflation Reduction Act SMRs and offering (2022) (2021) energy sources (2022) fossil fuels financial incentives (2019) Investment / Production Tax Credits (2022) $700mm HALEU Support Wyoming – Governor Gordon signed legislation to allow retired coal and gas facilities to be replaced with SMRs (2020) and to provide tax incentives for SMR projects (2022) Advanced Reactor Virginia – Governor Demonstration Program Youngkin proposes SMR in State Energy Plan and Additional $2.5 billion from the Bipartisan to make Virginia a Infrastructure Law nuclear hub (2022) Texas – Governor Abbott announced directive to formulate a working group to study advanced nuclear (2023) Policies in place or under consideration to support States with utilities that already operate advanced nuclear nuclear facilities Source: PA Consulting (August 2023) © 2023 X-Energy Reactor Company, LLC, all rights reserved 35

Progress on U.S. Regulatory Process

We believe we are a frontrunner in the deployment of advanced reactors; current scope of work under the Dow joint development agreement includes the preparation and submission of the site-specific construction permit application to the NRC

- The JDA supports up to **$50 million in engineering work** in preparation for construction permit submittal to NRC
  - Working with initial Xe-100 customers to complete site-specific environmental studies and Preliminary Safety Analysis Reports required for licensing and submittal of construction permits application
  - All current pre-licensing work is being conducted to de-risk future construction permit and operating license applications to the NRC
  - The NRC has familiarity with high temperature gas cooled reactors from the Next Generation Nuclear Plant project and ongoing advanced reactor activities
- Industry leading licensing team of **15 professionals** in continuous engagement with the NRC, facilitated by our close proximity to the NRC in Rockville, MD
- Topical reports address aspects of the Xe-100 that may be new or different for the agency. Submitting reports early in the process is meant to increase the overall efficiency of the licensing process
  - Once the NRC has approved a topical report, it can be relied upon in a plant-specific licensing action (subject to applicability)

Key NRC Milestones

Q2 2022: X-energy submitted first ever Category II Fuel Fabrication facility license application to the NRC; application accepted for review in Q4

Submitted 8 topical reports and 10 white papers to the NRC to date

Example Topical Reports


energy
Xe-100 Licensing Topical Report
Risk-Informed Performance-Based Licensing Basis Development


energy
X Energy, LLC Topical Report
Quality Assurance Program Description

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Financial Summary © 2023 X-Energy Reactor Company, LLC, all rights reserved 37

Capex light, Services-Driven Business Model Drives Attractive Financial Metrics Project Services Description • Licensing fees for use of proprietary Xe-100 technology • X-energy to coordinate assembly & construction support Licensing Fee Reactors rd with customers and 3 party vendors – X-energy is not anticipated to hold inventory associated with assembly & construction • With knowledge and expertise on licensing, Project Planning construction, procurement and other processes, X- energy intends to provide customers with a suite of Regulatory Support value-added services during development of the Services reactor Procurement Support • Expected to generate long-term recurring revenue Ongoing Long-Term streams (including ongoing maintenance, operator Services training, etc.) through the 60+ year life of a facility • X-energy to provide customers with initial fuel load and intends to also generate additional long-term recurring revenue streams from TRISO-X required to refuel plants for the 60+ year life of a facility Initial Fuel Load • X-energy does not intend to bear any inventory risk Fuel Annual Refueling associated with uranium or fuel and instead provides services for customers • X-energy has no responsibility for management of spent fuel © 2023 X-Energy Reactor Company, LLC, all rights reserved 38

Illustrative Unit Economics: Xe-100 4-Pack (320MWe) Timing Cash Revenue Estimated Category Gross Margin T-6 T-5 T-4 T-3 T-2 T-1 COD T+1Æ LT (1) FOAK NOAK Xe-100 Licensing Fees 100% $75mm $250mm 20% 20% 60% Fuel Initial Load 5-10% $120-130mm $95-105mm 100% Refueling 5-10% $20-30mm / Yr. $20-30mm / Yr. Services Project Planning ~25% ~$10mm / Yr. ~$10mm / Yr. (2) Regulatory & Procurement Support 7-9% ~$300mm / Yr. ~$250mm / Yr. Commissioning Support 60-70% $90-100mm $80-90mm 100% Long-Term Services ~20% ~$7mm / Yr. $4-5mm / Yr. Note: Assumes 60-year life of plant 1) Model assumes X-energy achieves NOAK status after 25 reactors are put into commercial operation (with each Xe-100 4-Pack including 4 reactors) 2) Management would expect to capture the higher end of the estimated gross margin range on NOAK deployments while the majority of procurement cost savings are still passed on to the customer © 2023 X-Energy Reactor Company, LLC, all rights reserved 39

Illustrative Unit Economics: Xe-100 4-Pack (320MWe) (Cont’d) ILLUSTRATIVE 4-PACK REACTOR (320MWe) ECONOMICS 60-Year Life ($USD in millions) T-6 T-5 T-4 T-3 T-2 T-1 COD T+1 LT of Plant Licensing Fee - $50 $50 - - - - $150 - $250 Fuel - - - - - - 125 25 1,450 1,600 Services 10 10 250 250 250 250 90 5 261 1,375 Revenue $10 $60 $300 $250 $250 $250 $215 $180 $1,711 $3,225 Licensing Fee - $50 $50 - - - - $150 - 250 % Gross Margin 100% 100% 100% 100% Fuel - - - - - - 9 2 109 120 % Gross Margin 8% 8% 8% 8% Services 3 3 23 23 23 23 56 1 52 204 % Gross Margin 25% 25% 9% 9% 9% 9% 63% 20% 20% 15% Gross Profit $3 $53 $73 $23 $23 $23 $66 $153 $161 $574 % Gross Margin 25% 88% 24% 9% 9% 9% 31% 85% 9% 18% Note: Illustrative 4-pack of Xe-100s (320 MWe) economics assume mid-point of estimated gross margins and cash revenues, NOAK status achieved and 60-year life of plant © 2023 X-Energy Reactor Company, LLC, all rights reserved 40

Delivery Schedule & Other Key Assumptions

COD Schedule Range(1)



2
1
7
5
14
10
16
12
20
12
Year 0
Year 2
Year 4
Year 6
Steady-State

Other Key Assumptions

ARDP

- **The ARDP grant and compensation from our partner are treated as revenue, with the Company expecting to recognize ~$4.0-4.75bn of revenue vs. ~$4.75-5.75bn of total program costs incurred from 2023 to 2029(2,3)**
  - The expected revenue is split, with ~$1.2bn of government funding awarded to date and the remaining revenue assumed to come from the government and our partner(4)
  - ~82.5-85.0% of total ARDP costs expected to be incurred in 2024-2028 as ARDP enters the procurement and construction phase
  - ~15.0-17.5% of program costs are not assumed by the government or our ARDP partner but instead are costs to us. Of this amount, ~80.0-85.0% is expected to be incurred between 2023-2025
  - Upon completion of ARDP, X-energy is expected to have finished (i) the design of the Xe-100, (ii) licensing of a 4-pack of Xe-100 reactors, (iii) the assembly and construction of the first 4-pack of Xe-100 reactors and (iv) the licensing and the construction of a 5 MTU Fuel Fabrication Facility (additional Fuel Fabrication Facilities to be staged according to demand schedule and optimal capital allocation)

Other

- **Target annual capital expenditures of 3-7% of total revenue (excluding ARDP) beginning in 2028(5)**
- **SG&A of 1.0-1.5% on commercial sales (excluding ARDP)(6)**
- **FCF breakeven estimated to be achieved upon receiving pre-COD revenue related to the first 1-3 Xe-100 4-pack commercial sales(7)**

Note: Commercialization assumes regulatory approvals have been obtained to permit construction of the facility as projected. The regulatory process, including necessary NRC approvals and licensing, is a lengthy, complex process and projected timelines could vary materially from the actual time necessary to obtain all the required approvals. While there is some possibility of an expedited approval process for SMR technology, there is presently no clear path for expedited permitting

1) *Represents COD schedule range for a 4-pack of Xe-100s (320 MWe) in terms of number of 4-packs reaching COD per year*
2) *Substantially all of the ARDP program costs are anticipated to be realized by 2029; anticipate program costs related to commissioning and reserves in 2030*
3) *As of March 31, 2023, the U.S. government has only awarded ~$1.2bn of funding under the ARDP and will need to increase the amount awarded under the ARDP or provide funding from another source in order for the Company to recognize the expected revenues described above. While the Company believes government funding will increase due to strong support for the ARDP, there can be no assurances that such funding will be obtained at the expected levels, or at all. The termination of the ARDP or lack of sufficient funding under the ARDP or from any other source could have a material adverse effect on our business, financial condition, results of operations and cash flows*
4) *Terms of cost sharing agreement subject to ongoing negotiations with X-energy's partner; assumes ARDP funding remains proportional, which is subject to negotiation with DOE and future authorization and appropriation processes, the outcome of which are uncertain*
5) *Target capital expenditures expected to support the build-out and maintenance of fuel facilities to manufacture TRISO-X fuel. Statements of expectations constitute forward-looking statements, and are subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of the Company and its management and are based upon assumptions with respect to future decisions and expectations regarding cost, material availability and other assumptions, which are subject to change. Actual results may vary and these variations may be material. Nothing in this presentation should be regarded as a representation by any person that these expectations will be achieved and the Company undertakes no duty to update its expectations*
6) *SG&A costs are assumed in the projected ARDP program costs*
7) *Excluding the ARDP project*

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Transaction Overview © 2023 X-Energy Reactor Company, LLC, all rights reserved 42

Transaction Overview

Summary

- **Pre-money equity value of $1.05 billion in the SPAC merger**, reflecting $947 million of X-energy Equity Rollover and $103 million of Series C-2 Financing
- **$103 million secured from investors in a private round of financing ("Series C-2 Financing"), including $30 million from Ares and $73 million from OPG, Segra Capital Management and others**
- **Approximately $80 million capital commitment, including $50 million from Ares Management (the "Ares PIPE Commitment") and approximately $30 million from Kam Ghaffarian (the "Founder Contribution")[1]**
- All net proceeds raised will go to the balance sheet
- For illustrative purposes, the sources and uses below assume the SPAC Transaction closes on 9/30/2023

Sources	*($ in millions, except per share values)*
AAC Cash-in-Trust[2]	$482
Series C-2 Financing	103
Ares PIPE Commitment	50
Founder Contribution[1]	29
X-energy Equity Rollover	947
Total Sources	**$1,611**

Uses	
X-energy Equity Rollover	$947
Cash to Balance Sheet	534
Cancelation of BNY Credit Facility[1]	29
Estimated Transaction Fees[3]	102
Total Uses	**$1,611**

Illustrative Pro-forma Valuation	
Transaction Share Price	$10.00
Pro-forma Shares Outstanding	135
Equity Value	**$1,354**
(-) Pro-forma Net Cash[4]	(452)
(+) Convertible Preferred Equity[5]	283
Enterprise Value	**$1,185**

Illustrative Pro-forma Ownership (%) at Closing[6,7]



Ares Promote
4%
SPAC Existing
Shareholders
34%
Rollover
Equity
62%

Note: Ares Acquisition Corporation ("AAC"), Ares Management Corporation ("Ares Management") and its affiliates and/or investment vehicles are collectively referred to herein as "Ares"

1) *Kam Ghaffarian will contribute approximately $30 million to X-energy, which will be used to repay its outstanding obligations under loans from the BNY Credit Facility, and in exchange Kam Ghaffarian will receive approximately $30 million in the Convertible Preferred Equity*
2) *Based on the Cash-in-Trust as of August 1, 2023. Illustrative, as if no AAC shareholders exercise their redemption rights to receive cash from the trust account at closing*
3) *Estimated transaction fees depend on total capital at close and ranges from $102 - $88 million depending on redemptions outcome*
4) *Calculated using $18 million of existing net cash as of June 30, 2023, per unaudited financials, and $431 million net cash from the SPAC transaction, which excludes $103 million of cash funded from series C-2, $4 million of transaction fees paid, and $1 million of accrued interest*
5) *Shown on an as-converted basis; investors in the Series C-1 & C-2 will receive consideration in the SPAC merger on terms that are 10% more favorable than those on which potential investors may invest and any such discount and PIK interest expense associated with the C-1 & C-2, which would be absorbed by existing X-energy equity holders*
6) *AAC's sponsor, Ares Acquisition Holdings LP ("Sponsor"), will forfeit a portion of its promote shares in the event of shareholder redemptions*
7) *Assumes $10 share price, excludes impact of warrants, earn-outs and high-vote shares to be held by certain rollover equity holders, which will entitle such holders to 10 votes per share*

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Transaction Overview *(As-converted)*

Summary

- **Pre-money equity value of $1.05 billion in the SPAC merger**, reflecting $947 million of X-energy Equity Rollover and $103 million of Series C-2 Financing
- **$103 million secured from investors in a private round of financing ("Series C-2 Financing"), including $30 million from Ares and $73 million from OPG, Segra Capital Management and others**
- **Approximately $80 million capital commitment, including $50 million from Ares Management (the "Ares PIPE Commitment") and approximately $30 million from Kam Ghaffarian (the "Founder Contribution")[1]**
- All net proceeds raised will go to the balance sheet
- For illustrative purposes, the sources and uses below assume the SPAC Transaction closes on 9/30/2023

Sources	*($ in millions, except per share values)*
AAC Cash-in-Trust[2]	$482
Series C-2 Financing	103
Ares PIPE Commitment	50
Founder Contribution[1]	29
X-energy Equity Rollover	947
Total Sources	**$1,611**

Uses	
X-energy Equity Rollover	$947
Cash to Balance Sheet	534
Cancelation of BNY Credit Facility[1]	29
Estimated Transaction Fees[3]	102
Total Uses	**$1,611**

Illustrative Pro-forma Valuation	
Transaction Share Price	$10.00
Pro-forma Shares Outstanding	164
Equity Value	**$1,637**
(-) Pro-forma Net Cash[4]	(452)
(+) Convertible Preferred Equity	-
Enterprise Value	**$1,185**

Illustrative Pro-forma Ownership (%) at Closing[5,6]



Convertible Preferred Equity as-converted (7) 17%
Ares Promote 3%
SPAC Existing Shareholders 28%
Rollover Equity 52%

Note: Ares Acquisition Corporation ("AAC"), Ares Management Corporation ("Ares Management") and its affiliates and/or investment vehicles are collectively referred to herein as "Ares"

1) *Kam Ghaffarian will contribute approximately $30 million to X-energy, which will be used to repay its outstanding obligations under loans from the BNY Credit Facility, and in exchange Kam Ghaffarian will receive approximately $30 million in the Convertible Preferred Equity*
2) *Based on the Cash-in-Trust as of August 1, 2023. Illustrative, as if no AAC shareholders exercise their redemption rights to receive cash from the trust account at closing*
3) *Estimated transaction fees depend on total capital at close and ranges from $102 - $88 million depending on redemptions outcome*
4) *Calculated using $18 million of existing net cash as of June 30, 2023, per unaudited financials, and $431 million net cash from the SPAC transaction, which excludes $103 million of cash funded from series C-2, $4 million of transaction fees paid, and $1 million of accrued interest*
5) *AAC's sponsor, Ares Acquisition Holdings LP ("Sponsor"), will forfeit a portion of its promote shares in the event of shareholder redemptions*
6) *Assumes $10 share price, excludes impact of warrants, earn-outs and high-vote shares to be held by certain rollover equity holders, which will entitle such holders to 10 votes per share*
7) *Shown on an as-converted basis; investors in the Series C-1 & C-2 will receive consideration in the SPAC merger on terms that are 10% more favorable than those on which potential investors may invest and any such discount and PIK interest expense associated with the C-1 & C-2, which would be absorbed by existing X-energy equity holders*

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Selected Publicly Traded Companies Small Modular Reactors Nuclear Services / Equipment Energy Transition Note: Selected Publicly Traded Companies information provided for illustrative purposes only. The Selected Publicly Traded Companies included in this presentation operate in different segments and industries and the projected financial performance and growth are not necessarily indicative of X-energy’s performance or growth. © 2023 X-Energy Reactor Company, LLC, all rights reserved 45

Selected Publicly Traded Companies – Operational Statistics SMR Nuclear Services / Equipment Energy Transition 2025E ’22A-’24E Median: 6% ’22A-’24E Median: 20% 126% 53% 35% 20% 16% 6% 7% 6% 5% SMR Nuclear Services / Equipment Energy Transition 2026E 2024E Median: 20% 2024E Median: 26% 35% 33% 24% 20% 19% 20% 15% 5% N.M. Source: Public company filings and broker estimates from CapitalIQ as of 8/25/2023 Median Note: Metric noted as “N.M.” when metric not available; Information presented includes forecasts and other forward-looking information based on reports, industry publications and other third-party sources and may be incomplete or inaccurate; Actual results may vary © 2023 X-Energy Reactor Company, LLC, all rights reserved 46 REVENUE CAGR EBITDA MARGIN

Selected Publicly Traded Companies SMR Nuclear Services / Equipment Energy Transition 2025E 2023E Median: 3.2x 2023E Median: 5.9x 10.4x 6.3x 5.9x 3.9x 3.3x 3.2x 2.2x 2.4x 2.2x SMR Nuclear Services / Equipment Energy Transition 2026E 2024E Median: 3.0x 2024E Median: 5.3x 8.2x 5.4x 5.3x 3.2x 3.0x 2.0x 2.5x 1.9x 1.2x Median Source: Public company filings and broker estimates from CapitalIQ as of 8/25/2023 Note: Multiple noted as “N.M.” when multiple is either greater than 50x, negative or not available © 2023 X-Energy Reactor Company, LLC, all rights reserved 47 TEV / REVENUE

Selected Publicly Traded Companies (Cont’d) SMR Nuclear Services / Equipment Energy Transition 2025E 2023E Median: 15.3x 2023E Median: 19.4x 37.0x 19.4x 16.9x 15.3x 14.0x 12.2x N.M N.M. N.M. SMR Nuclear Services / Equipment Energy Transition 2026E 2024E Median: 12.5x 2024E Median: 15.4x 24.8x 15.7x 15.4x 12.5x 10.8x 9.5x 7.6x N.M N.M. Median Source: Public company filings and broker estimates from CapitalIQ as of 8/25/2023 Note: Multiple noted as “N.M.” when multiple is either greater than 50x, negative or not available © 2023 X-Energy Reactor Company, LLC, all rights reserved 48 TEV / EBITDA

Appendix © 2023 X-Energy Reactor Company, LLC, all rights reserved 49 energy

Glossary

Term/Abbreviation	Meaning
Baseload Power	The minimum amount of electric power delivered or required over a given period of time at a steady rate.
Baseload Power Source	Base load power sources are the plants that operate continuously to meet the minimum level of power demand 24/7.
Brownfield site	A brownfield site is any previously developed land that is not currently in use.
Capacity Factor	The measure of actual energy produced versus the maximum that could be produced at full output for the same period.
COD	Commercial operations date.
DOE (Department of Energy)	The Department of Energy administers aspects of the country's energy policy. The Department of Energy also funds scientific research in the field.
Category II	Category II facilities are licensed to possess special nuclear material of moderate strategic significance. These facilities include HALEU fuel cycle facilities, some non-power reactors and some medical isotope facilities.
EPZ (Emergency Planning Zone)	A zone around a nuclear power plant in which emergency protective action plans are designed to avoid or reduce radiation doses from inhaling radioactive particles.
FOAK (First of a Kind)	Used in engineering economics where the first item or generation of items using a new technology or design can cost significantly more than later items or generations.
Generation IV Advanced Nuclear Technologies	A broad class of nuclear reactors and other technologies that are non-light water based technologies that have been designed in order to remedy weaknesses associated with traditional light water reactor designs.
HALEU (High-Assay Low-Enriched Uranium)	Uranium that has been enriched to between 5% and 20%.
Intermittence	Inability of an energy source to deliver a steady supply of electricity. For example, solar power stops at night and wind power stops when there is not enough wind.
IRA (Inflation Reduction Act of 2022)	The Inflation Reduction Act of 2022 is the FY2022 reconciliation bill, which sets out to reduce the national deficit, address climate change, invest in clean energy, lower the cost of health insurance and prescription drugs, and reform and enforce the tax code.
KWh (Kilowatt Hour)	One kilowatt of power for one hour.
Load Following	A power plant that is able to adjust its power output on demand in order to follow changes in electric grid demand throughout the day.
MWe (Megawatt electric)	A megawatt electric is one million watts of electricity generation capacity.
NOAK (Nth of a kind)	Later example of new technology or design that typically costs significantly less than previous examples.
NRC (Nuclear Regulatory Commission)	An independent agency of the United States government tasked with protecting public health and safety by regulating civilian uses of nuclear materials, including for nuclear energy.

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Risk Factors 1) Our business requires substantial investment. At the time of the Business Combination, the aggregate capital raised from the Series C-2 Financing and PIPE Financing will be sufficient to satisfy the minimum cash condition for the transaction; however, the commitments will not be sufficient to finance the total capital required for the business plan. To the extent we have significant redemptions in connection with this proposed business combination or are unable to raise the level of capital we contemplate as part of the proposed business combination, we will be required to make significant adjustments to our business plans in light of our available capital resources. For example, we will have to reduce future costs, which could materially impact our business plan, including potentially requiring us to defer or limit the size of our TRISO-X fuel fabrication facility and/or defer or rely on others for our Helium Test Facility, or not pursue some of our other strategic objectives and/or limit the resources available to further develop our design, sales and manufacturing efforts. 2) Our corporate expenditures, including our corporate level outspend, are subject to numerous risks and uncertainties, including rising costs and other impacts of inflation, evolving regulatory requirements, raw material availability, global conflicts, global supply chain challenges and component manufacturing and testing uncertainties, among other factors. Accordingly, it is possible that our overall expenses and related outspend could be higher than the levels we currently estimate, and any increases could have a material adverse affect on our business, financial condition and results of operations. 3) We may experience a disproportionately higher impact from inflation and rising costs. Although the impact of material cost, labor, or other inflationary or economically driven factors will impact the entire nuclear and energy transition industry (including renewable sources of electricity, like solar and wind), the relative impact will not be the same across the industry, and the particular effects within the industry will depend on a number of factors, including material use, technology, design, structure of supply agreements, project management and others, which could result in significant changes to the competitiveness of our technology and our ability to sell Xe-100 reactors, which could have a material adverse effect on our business, financial condition and results of operations. 4) In order to fulfill our business plan, we will require additional funding. To the extent we require such additional investor funding in the future, such funding may be dilutive to our investors and no assurances can be provided as to terms of any such funding. Any such funding and the associated terms will be highly dependent upon market conditions and the progress of our business at the time we seek such funding. The terms of any financing that we pursue may be less favorable than previously anticipated and could become less favorable depending on the amount of funds we may require. 5) If we fail to manage our growth effectively, we may be unable to execute our business plan and our business, results of operations, and financial condition could be harmed. 6) We have not yet delivered the Xe-100 or any other SMR to customers and have not achieved final investment decisions for the purchase or deployment of any of our reactors, and we do not carry insurance coverage, have performance guarantees fully backstopping the risks associated with the Xe-100 or all of its components. Other than contractual protections provided by our vendors for certain components and systems, we have not employed other risk sharing structure to mitigate the risk associated with the delivery and performance of any of our reactors. Any delays or setbacks we may experience during our first commercial delivery planned for 2029 and other demonstration and commercial missions or failure to obtain final investment decisions could have a material adverse effect on our business prospects, financial condition, results of operation and cash flows and could harm our reputation. 7) We will depend on pre-sales revenue to fund our demonstration, corporate growth and commercial development. Any delays in the development and manufacture of our SMRs and related technology may adversely impact our business and financial condition. 8) The amount of time and funding needed to bring our nuclear fuel to market at scale may significantly exceed our expectations. Any material change to these assumptions or expectations, or any material overruns or other unexpected increase in costs or delays, could have a material adverse effect on our expected revenues, gross margins and on the other information included in the Illustrated Unit Economics or our ability to develop and market other coated particle fuels. 9) We depend significantly on U.S. government contracts, which often are only partially funded, subject to immediate termination, and heavily regulated and audited. Continued full funding of and any upward adjustments to funding available under the ARDP are subject to future government appropriations and continued political support. As of March 31, 2023, the U.S. government has awarded $1.2bn of funding under the ARDP. While this amount is expected to cover our ARDP costs for multiple years, due to cost increases resulting from inflationary pressures and other factors, we will need the amounts to be meaningfully increased. The termination of, or failure to fully fund, the ARDP, or our failure to timely secure upward adjustments in the ARDP funding to cover actual costs could have a material adverse impact on our business prospects, financial condition, results of operations and cash flows and may result in a more limited ARDP fuel facility development, changes to project development timelines, or other commercial changes to the ARDP project. Further, our inability to timely secure increases to our ARDP funding could harm our relationship with our partner and materially and adversely affect our business prospects. 10) Our partnership with Dow for the installation of the Xe-100 at one of Dow’s U.S. Gulf Coast sites under the ARDP program involves counterparty risk. Our joint development agreement with Dow provides for certain engineering services, site selection, joint NRC licensing, technology use and further ARDP-related work that is funded by Dow and is subject to the DOE’s and Dow’s ongoing support and approval. We can offer no assurances as to how Dow will respond to program cost increases or schedule delays, and such response, including a change in the nature of our relationship with Dow or its project timeline, funding and cost estimates, or willingness to participate as a sub-awardee under the ARDP, could result in a materially adverse outcome to our business prospects. 11) We and our customers operate in a politically sensitive environment, and the public perception of nuclear energy can affect our customers and us. 12) Accidents involving nuclear power facilities, including but not limited to events similar to any of the Three Mile Island, Chernobyl or Fukushima Daiichi nuclear accidents, or terrorist acts or other high profile events involving radioactive materials, could materially and adversely affect the public perception of the safety of nuclear energy, our customers and the markets in which we operate and potentially decrease demand for nuclear energy or facilities, increase regulatory requirements and costs or result in liabilities or claims that could materially and adversely affect our business. 13) The market for SMRs generating electric power and high-temperature heat is not yet established and may not achieve the growth potential we expect, may grow more slowly than expected. 14) There is limited operating experience for reactors of this type, configuration and scale, which may result in greater than expected construction and material costs, maintenance requirements, operating expense or delivery timing. 15) Competition from existing or new companies could cause us to experience downward pressure on prices, fewer customer orders, reduced margins, the inability to take advantage of new business opportunities, and the loss of market share. 16) We rely on a limited number of suppliers for certain materials and supplied components, some of which are highly specialized, still under design, are being designed for first-of-a-kind or sole use in the Xe-100 and Xe-Mobile. We and our third-party vendors may not be able to obtain sufficient materials or supplied components to meet our manufacturing and operating needs, or obtain such materials on favorable terms or at expected cost. 17) Our cost estimates are highly sensitive to broader economic factors, and our ability to control or manage our costs may be limited. Capital and operating costs for the deployment of a first-of-a-kind reactor such as the Xe-100 are difficult to project, inherently variable and are subject to significant change based on a variety of factors including site specific factors, customer off-take requirements, regulatory oversight, operating agreements, supply chain availability, inflation and other factors. Opportunities for cost reductions with subsequent deployments are similarly uncertain. To the extent cost reductions are not achieved within the expected timeframe or magnitude, the Xe-100 may not be cost competitive with alternative technologies, which could materially and adversely affect our expected revenues, gross margins and on the other information included in the Illustrated Unit Economics. 18) The Xe-100 and Xe-Mobile designs have not yet been approved or licensed for use at any site by the NRC or the Canadian Nuclear Safety Commission, and approval or licensing of these designs is not guaranteed. 19) Even if the Xe-100 and Xe-Mobile are licensed in the United States and Canada, we must still obtain approvals on a country-by-country basis to deploy these reactor technologies, which approvals may be delayed or denied or which may require modification to our design. 20) The cost of electricity generated from nuclear sources may not be cost competitive with other electricity generation sources in some markets, which could materially and adversely affect our business. 21) Changes in the availability and cost of electricity, natural gas and other forms of energy are subject to volatile market conditions that could adversely affect our business. 22) We are part of the nuclear power industry, which is highly regulated. Our fuel designs differ from fuels currently licensed and used by commercial nuclear power plants, and our SMR designs similarly differ from reactors currently in operation, including with respect to potential industrial uses. As a result, the regulatory licensing and approval process for our nuclear power plants and others that operate with our nuclear fuels may be delayed and made more costly, and industry acceptance of our nuclear fuels may be hampered. 23) The operations of our planned TF3 in Tennessee, and any future facilities, will be highly regulated by the U.S. federal and state-level governmental authorities, including the NRC as well as the State of Tennessee and the other state jurisdictions in which we may establish operations. Our operations could be significantly impacted by changes in government policies and priorities. 24) Operating a nuclear reactor in an industrial application has additional risks and costs compared to conventional electric power applications. Such a deployment will require additional overhead associated with the licensing process, configuration control of the plant, minimum operating staff, training, security infrastructure, radiation protection, government reporting, and nuclear insurance, all of which may be cost prohibitive or require separate operating agreements to provide the nuclear overhead without disrupting industrial processes. 25) We must obtain governmental licenses to possess and use radioactive materials, including isotopes of uranium, in our TF3 operations. Failure to obtain or maintain, or delays in obtaining, such licenses could impact our ability to fabricate TRISO-X fuel for our customers, who will be initially reliant on us for TRISO- X fuel, and have a material adverse effect on our business, financial condition and results of operation. 26) We must complete nuclear grade material qualifications and obtain regulatory approvals for the use of various materials in our TRISO-X fuel and our reactor designs. This includes long lead time irradiation testing and analysis, which may require redesign or use of alternative suppliers if results are unsatisfactory. Further, certain key nuclear grade materials and components, such as graphite, are only produced in limited quantity and predominantly outside of the United States. Cultivating expanded foreign or domestic U.S. supply chain manufacturing capacity for key materials and components depends on cooperation from government and supply chain partners that may result in shortages and delays if not accomplished within assumed timelines or costs. These key materials and components may also be particularly vulnerable to inflationary pressures and cost increases. 27) Our operations involve the use, transportation and disposal of toxic, hazardous and/or radioactive materials and could result in liability without regard to fault or negligence. 28) If we are unable to access high-assay low-enriched uranium (“HALEU”), our ability to manufacture TRISO-X fuel will be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations. Historically, Russia has been a significant global supplier of HALEU, but due to the ongoing war in Ukraine and associated U.S. sanctions, we are highly dependent on the U.S. government for access to HALEU. 29) We are subject to stringent U.S. export and import control laws and regulations. Unfavorable changes in these laws and regulations or U.S. government licensing policies, our failure to secure timely U.S. government authorizations under these laws and regulations, or our failure to comply with these laws and regulations could have a material adverse effect on our business, financial condition and results of operations. 30) Our business is subject to the policies, priorities, regulations, mandates and funding levels of multiple governmental entities and may be negatively or positively impacted by any change thereto. © 2023 X-Energy Reactor Company, LLC, all rights reserved 51

Endnotes Infrastructure Investing Accolades Note: There may be other award categories for which Ares, its funds or its portfolio companies were considered but did not receive awards. The awards noted herein relate only to selected funds/strategies and may not be representative of any given client’s experience and should not be viewed as indicative of Ares’ past performance or its funds’ future performance. All investments involve risk, including loss of principal. 1) Infrastructure Investors selected Ares Infrastructure and Power Energy Transition Investor of the Year – North America for the year 2022. Ares received the award represented by survey participants that voted independently. In addition, survey participants could nominate another firm not listed in the category. Infrastructure Investors is a publication that covers the flow of private capital into infrastructure projects around the world, as published by PEI, which is a group focused exclusively on private equity, private debt, private real estate and infrastructure and agri-investing. Ares was selected as the winner of the aforementioned award through a selection process by those persons choosing to vote in each category, which may include firms that submitted for awards, but which are not allowed to vote for themselves. Ares did submit for this category but did not pay a fee to participate in the selection process. The selection of Ares Infrastructure and Power Group to receive this award was based in part on subjective criteria and a potentially limited universe of competitors. 2) Power Finance & Risk (PFR) selected Ares Infrastructure Opportunities for Private Equity Sponsor of the Year, and Credit Fund Manager of the Year for the year 2020. Ares received the awards represented by survey participants that voted independently. PFR provides news, analysis, proprietary data and perspectives on financing and M&A in the power and utilities industries and alternative energy firms, covering the Americas. Ares was selected as the winner of the aforementioned awards through a selection process by unprecedented judging panel comprising 45 senior market participants from across project development, banking, law and investing. The PFR editorial team combined the feedback obtained in these interviews with PFR’s own reporting and data to determine the final winners. Ares did submit for categories but did not pay a fee to participate in the selection process. The selection of Ares Infrastructure Opportunities to receive these awards was based in part on subjective criteria and a potentially limited universe of competitors. IRA Potential Value Creation Assumptions 1) Eligibility requirements: Applies to qualified facilities placed in service after 2024 and the construction of which generally begins before 2034, facility's greenhouse gas emission rate cannot exceed zero, electricity must be produced in the U.S. and sold to “unrelated persons,” facility meets U.S. Labor Department prevailing wage and apprenticeship standards ▪ Projects that start construction after the following “applicable year” are subject to a four-year phase-out beginning the later of (i) the date that the U.S. Secretary of Energy determines that annual greenhouse gas emissions from electrical generation is equal to or less than 25% of emissions in 2022 or (ii) 2032 ▪ The prevailing wage and apprenticeship standards will be deemed to be met if projects “began construction” earlier than 60 days after the Treasury issued relevant guidance 2) Eligibility requirements: Applies to qualified facilities placed in service after 2024 and the construction of which generally begins before 2034, facility's greenhouse gas emission rate cannot exceed zero and facility meets U.S. Labor Department prevailing wage and apprenticeship standards. Credits are subject to recapture if eligibility requirements are not maintained or if the facility is sold ▪ Projects that start construction after the following “applicable year” are subject to a four-year phase-out beginning the later of (i) the date that the U.S. Secretary of Energy determines that annual greenhouse gas emissions from electrical generation is equal to or less than 25% of emissions in 2022 or (ii) 2032 ▪ The prevailing wage and apprenticeship standards will be deemed to be met if projects “began construction” earlier than 60 days after the Treasury issued relevant guidance 3) 8,760 hours in a non-leap year times 1,000 kW per MW 4) Shown in 2022 dollars. Tax credit will step-up annually with inflation. No inflation shown above 5) X-energy assumption not explicitly included in IRA; similar provisions have been included in prior renewables tax credit programs © 2023 X-Energy Reactor Company, LLC, all rights reserved 52